17

05011891

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME David Jones Limited

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

OCT 21 2005

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 4230

FISCAL YEAR 7-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 10/19/05

82-4230

RECEIVED
2005 OCT -7 P 12:4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC MAIL PROCESSING
RECEIVED
OCT 07 2005
WASH, D.C. 165 SECTION

David Jones Limited and its Controlled Entities
ABN 75 0000 074 573

ARLS
7-30-05

Financial Statements for the 52 weeks ended 30 July 2005

(Comparative financial information for the 53 weeks ended 31 July 2004)

Contents

Appendix 4E
Preliminary Final Report

DAVID JONES LIMITED PRELIMINARY FINAL REPORT

ABN 75 000 074 573	Current Reporting Period:	52 Weeks ended 30 July 2005
	Previous Corresponding Period:	53 Weeks ended 31 July 2004

For announcement to the market

				$A'000
Revenues from ordinary activities	Up	3.5%	to	1,898,660
Profit (loss) from ordinary activities after tax attributable to members	Up	19.2%	to	77,862
Net profit (loss) for the period attributable to members	Up	19.2%	to	77,862

Dividends – Ordinary Shares	Amount per security	Franked amount per security
Final dividend declared (payable 8 November 2005)	7¢	7¢
Interim dividend (paid 6 May 2005)	6¢	6¢
Previous corresponding period		
Interim dividend (paid 4 May 2004)	5¢	5¢
Final dividend (paid 9 November 2004)	6¢	6¢

Record date for determining entitlements to the final dividend	17 October 2005

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer to attached ASX and Media Release and Notes to this Preliminary Final Report.

Net Tangible Asset Backing	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary security	$1.01	$0.97

The attached 2005 Financial Report of David Jones Limited and its Controlled Entities is in the process of being audited.

Appendix 4E
Preliminary Final Report

DAVID JONES LIMITED PRELIMINARY FINAL REPORT (CONTINUED)

Annual General Meeting

The annual general meeting will be held as follows:

Place	Wesley Conference Centre 220 Pitt Street Sydney NSW 2000
Date:	2 December 2005
Time:	10.00 am
Approximate date the annual report will be available	28 October 2005

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	**2005**	2004
	Note	**$000**	$000	**$000**	$000
Revenue from sale of goods	2	**1,799,123**	1,769,505	**1,799,123**	1,769,505
Cost of sales		**(1,136,298)**	(1,112,347)	**(1,136,298)**	(1,112,347)
Gross profit		**662,825**	657,158	**662,825**	657,158
Other revenues from ordinary activities	2	**99,537**	65,186	**28,187**	26,055
Employee benefits expense		**(302,162)**	(295,214)	**(302,122)**	(295,128)
Lease and occupancy expenses		**(165,487)**	(165,831)	**(168,429)**	(168,728)
Depreciation and amortisation	3	**(34,744)**	(42,882)	**(32,547)**	(40,660)
Advertising, merchandising and visual expenses		**(61,030)**	(55,774)	**(61,030)**	(55,775)
Administration expenses		**(29,626)**	(37,789)	**(30,445)**	(37,019)
Borrowing costs	3	**(2,165)**	(3,621)	**(823)**	(1,179)
Carrying amount of assets sold		**(28,684)**	(257)	**(2,601)**	(256)
Other expenses from ordinary activities		**(26,748)**	(26,268)	**(26,283)**	(26,911)
Profit from ordinary activities before income tax expense		**111,716**	94,708	**66,732**	57,557
Income tax expense relating to ordinary activities	6	**(33,854)**	(29,379)	**(18,123)**	(13,528)
Net profit from ordinary activities after related income tax expense attributable to members of the parent entity	28	**77,862**	65,329	**48,609**	44,029
Total changes in equity from non-owner related transactions attributable to members of the parent entity		**77,862**	65,329	**48,609**	44,029
Basic EPS	8	**17.4 cents**	14.6 cents		
Diluted EPS	8	**17.0 cents**	14.2 cents		

The Statements of Financial Performance should be read in conjunction with the accompanying notes to the financial statements.

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	**2005**	2004
	Note	**$000**	$000	**$000**	$000
CURRENT ASSETS					
Cash assets	9	**147,245**	97,844	**10,245**	8,844
Receivables	10	**52,736**	48,708	**20,398**	12,889
Inventories	11	**289,198**	306,190	**289,198**	306,190
Prepayments	12	**5,053**	7,186	**4,886**	6,762
Land and buildings held for sale	13	**—**	26,152	**—**	—
Total current assets		**494,232**	486,080	**324,727**	334,685
NON-CURRENT ASSETS					
Other financial assets	14	**12**	—	**105,255**	105,243
Plant, equipment and fittings	15	**233,084**	229,577	**232,993**	229,442
Intangibles	16	**8,432**	10,305	**—**	—
Deferred tax assets	17	**39,117**	39,720	**39,117**	39,720
Other assets	18	**4,458**	5,075	**4,457**	4,907
Total non-current assets		**285,103**	284,677	**381,822**	379,312
Total assets		**779,335**	770,757	**706,549**	713,997
CURRENT LIABILITIES					
Payables	19	**243,011**	255,691	**194,821**	194,312
Interest bearing liabilities	20	**—**	1,697	**—**	1,697
Current tax liabilities	21	**21,631**	25,198	**21,631**	25,198
Provisions	22	**11,198**	13,124	**11,198**	13,086
Total current liabilities		**275,840**	295,710	**227,650**	234,293
NON-CURRENT LIABILITIES					
Deferred tax liabilities	23	**—**	250	**—**	250
Provisions	24	**21,196**	20,707	**21,196**	20,707
Other deferred liabilities	25	**6,440**	6,150	**6,440**	6,150
Total non-current liabilities		**27,636**	27,107	**27,636**	27,107
Total liabilities		**303,476**	322,817	**255,286**	261,400
Net assets		**475,859**	447,940	**451,263**	452,597
EQUITY					
Contributed equity	26	**400,762**	395,365	**400,762**	395,365
Retained profits	27	**75,097**	52,575	**50,501**	57,232
Total equity		**475,859**	447,940	**451,263**	452,597

The Statements of Financial Position should be read in conjunction with the accompanying notes to the financial statements.

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	**2005**	2004
	Note	**$000**	$000	**$000**	$000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of Goods and Services Tax)		**1,872,119**	1,826,101	**1,824,883**	1,793,014
Payments to suppliers and employees (inclusive of Goods and Services Tax)		**(1,724,631)**	(1,649,474)	**(1,726,088)**	(1,641,100)
Interest received		**5,049**	3,014	**2,426**	2,546
Interest paid and other costs of finance:					
– controlled entities		**—**	—	**—**	(466)
– others		**(2,165)**	(3,621)	**(823)**	(712)
Income tax paid		**(37,154)**	(19,901)	**(37,154)**	(19,901)
Income tax refund received		**86**	10,866	**86**	10,740
Net cash inflow from operating activities	36(b)	**113,304**	166,985	**63,330**	144,121
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		**(38,910)**	(50,891)	**(38,699)**	(50,891)
Proceeds from sale of property, plant and equipment		**26,915**	112	**1,932**	112
Payment for purchase of non-listed Investments		**(12)**	—	**(12)**	—
Repayment of Employee Share Plan loans on forfeited shares		**143**	120	**143**	120
Repayment of Employee Share Plan loans from dividend payments		**53**	41	**53**	41
Net cash (outflow) from investing activities		**(11,811)**	(50,618)	**(36,583)**	(50,618)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of ordinary shares under Executive Option Plan		**5,396**	750	**5,396**	750
Proceeds from/(repayment) of external borrowings		**(1,696)**	1,575	**(1,696)**	1,697
Net movement in loans with controlled entities		**—**	—	**26,746**	(58,257)
Dividends paid:					
Ordinary shares		**(50,548)**	(32,928)	**(50,548)**	(32,928)
Reset preference shares		**(5,244)**	(5,265)	**(5,244)**	(5,265)
Net cash (outflow) from financing activities		**(52,092)**	(35,868)	**(25,346)**	(94,003)
Net increase/(decrease) in cash held		**49,401**	80,499	**1,401**	(500)
Cash at beginning of the financial year		**97,844**	17,345	**8,844**	9,344
Cash at end of the financial year	9	**147,245**	97,844	**10,245**	8,844

The Statements of Cash Flows should be read in conjunction with the accompanying notes to the financial statements.

Notes to the Financial Statements

For the 52 weeks ended 30 July 2005

NOTES TO THE FINANCIAL STATEMENTS

For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been adopted in the preparation of the financial report are:

(a) BASIS OF PREPARATION

The financial report is a general-purpose financial report, which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Consensus views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared in accordance with the historical cost convention except where stated and does not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by each entity in the Consolidated Entity during the year and are consistent with those of the previous financial period.

(b) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by David Jones Limited (Company) as at 30 July 2005 and the results of all controlled entities for the year then ended. The Company and its controlled entities together are referred to in this financial report as the Consolidated Entity. The effects of all transactions between entities in the Consolidated Entity are eliminated in full on consolidation. A list of controlled entities is contained in Note 34.

(c) GOODWILL

Goodwill, represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on acquisition of a controlled entity.

Goodwill is amortised on a straight-line basis not exceeding twenty years and reviewed in accordance with the policy set out in Note 1(d).

(d) NON-CURRENT ASSETS

The carrying amounts of non current assets measured using the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The writedown is expensed in the reporting period in which it occurs. In assessing the recoverable amounts of non-current assets, the relevant cash-flows have been discounted to their present value using a discount rate of 10.8%.

(e) OTHER FINANCIAL ASSETS

Investments in controlled entities are carried in the financial statements of the Company at the lower of cost and their recoverable amount.

(f) PLANT, EQUIPMENT AND FITTINGS

Acquisition

Items of plant, equipment and fittings are initially recorded at their cost of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. The cost of plant, equipment and fittings constructed by the Consolidated Entity includes the cost of materials, direct labour and a proportion of fixed and variable overheads.

NOTES TO THE FINANCIAL STATEMENTS

For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) PROPERTY, PLANT AND EQUIPMENT (continued)

Depreciation

Depreciation is calculated on a straight-line basis to write off the cost of each item of plant, equipment and fittings over its expected useful life to the Consolidated Entity. Estimates of remaining useful lives are made on a regular basis for all assets.

During the year the estimated useful life of all items of plant, equipment and software were assessed which resulted in revisions being made for certain assets. The net effect of the changes in the current financial year was a decrease in depreciation expense of the Consolidated Entity of $8.644 million.

The expected useful lives following the reassessment made during the year are as follows:

Integral plant	10.0 years
Plant, fittings and fixtures	5.0 – 25.0 years
Computer hardware and software	5.0 years

Leased Plant and Equipment

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets (finance leases) and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance Leases

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight-line basis over the term of the lease, or where it is likely that the Consolidated Entity will obtain ownership of the asset, the life of the asset. Lease assets are being amortised over periods ranging from three to five years.

Operating Leases

Payments made under operating leases are charged to the statement of financial performance in equal instalments over the accounting periods covered by the lease term.

(g) PRE-OPENING EXPENSES

Pre-opening expenses in connection with new stores are charged to the statement of financial performance in the period in which they are incurred.

(h) FOREIGN CURRENCY

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to net profit.

It is the Consolidated Entity's policy not to engage in speculative foreign currency trading.

NOTES TO THE FINANCIAL STATEMENTS

For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) TAXES

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

Revenue, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(j) INVENTORIES

Finished goods on hand or in transit are valued at the lower of cost and net realisable value with cost primarily being determined using the retail inventory method. This method utilises the current selling prices of inventories and reduces prices to cost by the application of average department mark up ratios. Further adjustments are made to ensure the carrying value of inventories is stated at the lower of cost and net realisable value.

Volume related supplier rebates are recognised as a reduction in the cost of inventory and are recorded as a reduction of cost of sales when the inventory is sold. Inventories do not include finished goods on hand in store concession departments as these goods are purchased from the supplier immediately prior to a sales transaction occurring.

(k) EMPLOYEE ENTITLEMENTS

Wages, Salaries and Annual Leave

Liabilities for employee benefits for wages, salaries and annual leave represent the present obligations resulting from employees' services provided up to the reporting date. The provisions have been calculated at undiscounted amounts based on expected wage and salary rates that the Consolidated Entity expects to pay as at reporting date and include related on-costs, such as workers' compensation insurance and payroll tax.

Long Service Leave

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the Consolidated Entity resulting from employees' services provided up to the reporting date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

NOTES TO THE FINANCIAL STATEMENTS

For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(k) EMPLOYEE ENTITLEMENTS (continued)

Profit Sharing and Bonus Plans

A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

Equity-based Remuneration Schemes

The Company has four employee share ownership plans, an Executive Option Plan and a Long Term Incentive Plan (refer Note 33(c)).

The fair value of equity based compensation grants (including options) to employees and Directors are not recognised as an expense in the statement of financial performance.

The market value of shares issued to employees under the equity-based remuneration schemes described in Note 33 is not being charged as an employee entitlement expense. When the shares are issued, their market value is recognised in the statement of financial position as share capital. The costs of administering these schemes, including losses incurred on the sale of forfeited shares by the trustee, are expensed as incurred.

Superannuation

The Company and certain controlled entities contribute to several defined contributions superannuation plans. Contributions are made in accordance with the relevant trust deeds and the Superannuation Guarantee Charge.

(l) DIRECTORS' RETIREMENT ALLOWANCE

Contributions to the retirement allowance plan for non executive directors (other than notional bank interest adjustments based on the accrued retirement allowance balance) were discontinued in October 2004. Since October 2003 no new directors have been entitled to join the Plan. For Directors participating in the Plan, the accrued benefits will be paid on retirement.

(m) REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Revenue from the sale of goods includes concession sales, and is net of actual returns made. Revenue from store sales is recognised when control and possession of the goods passes to the buyer. For online sales, revenue is recognised at the time payment is received. Sales made on interest free, deferred payment terms for periods of greater than one year are discounted to their fair value using as a discount rate the securitisation funding cost for credit card receivables.

Credit Card Receivables

Residual revenue arising from the securitisation of David Jones' card receivables is recognised as it accrues (refer Note 29).

NOTES TO THE FINANCIAL STATEMENTS

For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) REVENUE RECOGNITION (continued)

Disruption Allowance

The disruption allowance received as a result of building works under the sale and leaseback arrangement (refer Note 29(a)) represents a reimbursement for rent incurred during a major refurbishment and compensates for the associated loss of sales and gross profit, and incremental expenses in the year.

Rent and occupancy expenses for the period are disclosed net of an amount of $6,046,000 (2004: $3,043,677) for disruption allowance. In the 2005 financial year, major refurbishment work was undertaken in the Market Street and Elizabeth Street, Sydney stores and the Bourke Street, Melbourne store.

Interest and Rent

Interest income is recognised as it accrues. Rent is recognised when the Consolidated Entity has attained control of a right to be compensated for the provision of its assets.

Sale of Non-Current Assets

The gross proceeds of asset sales are included as other revenue. Revenue on disposal of property, plant and equipment is brought to account at the date an unconditional contract of sale is signed.

Settlement Discount, Purchase and Promotional Incentives

Promotional and advertising subsidies are offset against promotion and advertising costs. Settlement discounts are taken into income in the period to which the purchase relates.

Dividends

Dividend revenue is recognised net of any franking credits. Revenue from distributions from controlled entities is recognised by the Company when they are declared by the controlled entities.

Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and are not recognised in revenue.

(n) COST OF SALES

Cost of sales comprises cost of inventory sold during the period and normal retail shrinkage.

(o) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred.

(p) SHAREHOLDER DISCOUNT

Shareholder discount on sales is expensed in the same period that revenue from the related sale is recognised.

(q) SERVICE WARRANTIES

Provision is made at balance date for the estimated liability relating to warranty claims on electrical goods covered by the Consolidated Entity's one year warranty extension program. The provision is estimated with reference to the level of sales of eligible products, the manufacturer's warranty period and the historical level of warranty claims. The Consolidated Entity's warranty extension program applies to sales made on eligible products prior to September 2003 (refer Note 22).

(r) DERIVATIVES

The Consolidated Entity is exposed to changes in interest rates and foreign currency exchange rates from its activities. It is the Consolidated Entity's policy to use derivative financial instruments to hedge these risks within established policy.

The accounting for forward foreign exchange contracts is in accordance with Note 1(h).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest and finance charges during the period and included in other debtors or other creditors at each reporting date.

NOTES TO THE FINANCIAL STATEMENTS

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) DERIVATIVES (continued)

When an interest rate swap is terminated early and the underlying hedged transactions are still expected to occur as designated, the gains or losses arsing on the swap upon its early termination continue to be deferred and are progressively brought to account over the period during which the hedged transactions are recognised.

When an interest rate swap is terminated early and the underlying hedged transaction is no longer expected to occur as designated, the gains or losses arising on the swap upon its early termination are recognised in the statement of financial performance as at the date of the termination.

With the exception of an interest rate swap relating to dividends that may be payable on reset preference shares the Consolidated Entity's policy does not allow derivative financial instruments to be held for speculative trading purposes.

(s) PAYABLES

Liabilities for trade and other creditors are carried at cost, which is the fair value of the consideration that is payable in the future for goods and services received, whether or not billed to the Consolidated Entity. Trade liabilities are normally settled on terms up to 60 days.

(t) INTEREST BEARING LIABILITIES

Loans are carried on the statement of financial position at their principal amount subject to set off arrangements. Interest expense is accrued at the contracted rate and included in payables.

(u) CASH ASSETS

Cash on hand and in banks and short term deposits are stated at nominal value.

For purposes of the statement of cash flows, cash includes cash at bank and on hand, deposits at call and bank overdraft.

(v) CONTRIBUTED EQUITY

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

(w) FINANCIAL INSTRUMENTS

Financial instruments, such as reset preference shares issued by the Company that have no fixed maturity, and have no cumulative dividend obligations are classified as equity and the related distributions as dividends.

(x) EARNINGS PER SHARE (EPS)

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

NOTES TO THE FINANCIAL STATEMENTS

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y) PROVISIONS

A provision is recognised when there is a legal, equitable or constructive obligations as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate amount that reflects current market assessments of the time value of money and the risks specific to the liability, (being the risk free rate on government bonds most closely matching the expected future payments). The unwinding of the discount is treated as part of the expense related to the particular provision.

Dividends

Provision is made for the amount of any dividend declared by the Directors on or before the end of the financial year but not distributed at balance date.

Restructuring costs

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that the affected parties are in no doubt the restructuring program will proceed.

The costs of restructuring provided for, other than related employee termination benefits, is the estimated cash flow, having regard to the risks of the restructuring activities, discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as closely as possible, the expected future payments, where the effect of discounting is material.

Liabilities for employee termination benefits associated with restructurings are brought to account on the basis described in the accounting policy note for employee benefits (Note 1(k)).

(z) TRADE RECEIVABLES

Trade receivables are recognised and carried at the original sale price less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(aa) COMPARATIVES

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(ab) ROUNDING OF AMOUNTS

Amounts in the financial report have been rounded to the nearest thousand dollars, or in certain cases, to the nearest dollar, in accordance with the Class Order 98/0100 issued by the Australian Securities & Investments Commission.

(ac) USE AND REVISION OF ACCOUNTING ESTIMATES

The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The financial effect in the 2005 financial year of the reassessment of the estimated useful life of plant, equipment and fittings is shown in Note 1(f).

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
2. REVENUE FROM ORDINARY ACTIVITIES					
Revenue from sale of goods	1(m)	**1,799,123**	1,769,505	**1,799,123**	1,769,505
Other Revenue:	1(m)				
– Interest received or receivable from other persons		**5,049**	3,014	**2,426**	2,546
– Residual revenue – credit card securitisation		**41,217**	37,932	**—**	—
– Settlement discounts received		**17,789**	18,261	**17,789**	18,261
– Rental income		**414**	577	**414**	577
– Proceeds from sale of property, plant and equipment		**28,015**	112	**1,932**	112
– Sundry revenue		**7,053**	5,290	**5,626**	4,559
Total other revenue		**99,537**	65,186	**28,187**	26,055
TOTAL REVENUE		**1,898,660**	1,834,691	**1,827,310**	1,795,560

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX					
Profit from ordinary activities before income tax expense has been arrived at after charging / (crediting) the following items:					
Borrowing costs:	1(o)				
– *controlled entities*		—	—	—	466
– other persons		**2,165**	3,621	**823**	713
Total borrowing costs		**2,165**	3,621	**823**	1,179
Amount set side to provide for Directors' retirement allowance	1(l)	**164**	238	**164**	238
Net bad and doubtful debts expense including movement in provision for doubtful debts	1(z)				
– *David Jones' card receivables*		**5,575**	5,782	—	—
– other		**845**	(636)	**845**	(636)
Rental charges on operating leases:	1(f)				
– controlled entities - minimum lease payments		—	—	**2,720**	2,647
– other persons - minimum lease payments		**80,130**	79,210	**80,130**	79,036
- contingent rentals		**5,059**	2,565	**5,059**	2,565
Total rental charges		**85,189**	81,775	**87,909**	84,248
Depreciation of:	1(f)				
– buildings		**282**	276	—	—
– plant, fittings and fixtures		**32,589**	40,635	**32,547**	40,660
Amortisation of:					
– goodwill	1(c)	**1,873**	1,873	—	—
– finance leased plant, fittings and fixtures		—	98	—	—
Total depreciation and amortisation		**34,744**	42,882	**32,547**	40,660
Loss on sale of assets		**669**	145	**669**	145
Net foreign exchange loss/(gain)	1(h)	**40**	(35)	**40**	(35)

NOTES TO THE FINANCIAL STATEMENTS

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

4. SEGMENT INFORMATION

Business and Geographical Segments

The Consolidated Entity operates in Australia and was organised into the following divisions by product and service type for the financial period:

- Department Stores comprising David Jones department stores, rack stores, David Jones Online and corporate head office;
- Credit comprising the David Jones' Card; and
- Property comprising the land and buildings owned by the Consolidated Entity

Segment Accounting Policies

Segment accounting policies are the same as the Consolidated Entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Rent is charged by the Property segment to the Department Stores segment at current market rates and eliminated on consolidation.

NOTES TO THE FINANCIAL STATEMENTS

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

4. SEGMENT INFORMATION (continued)

PRIMARY REPORTING – BUSINESS SEGMENTS	DEPARTMENT STORES		CREDIT		PROPERTY		ELIMINATIONS		CONSOLIDATED	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$000	$000	**$000**	$000	**$000**	$000	**$000**		**$000**	$000
REVENUE										
Sales to customers outside the Consolidated Entity	**1,799,123**	1,769,505	**—**	—	**—**	—	**—**	—	**1,799,123**	1,769,505
Other revenues from customers outside the Consolidated Entity	**25,346**	23,105	**42,644**	38,490	**26,083**	—	**—**	—	**94,073**	61,595
Inter-segment revenues	**—**	—	**—**	—	**2,906**	2,898	**(2,906)**	(2,898)	**—**	—
Total segment revenues	**1,824,469**	1,792,610	**42,644**	38,490	**28,989**	2,898	**(2,906)**	(2,898)	**1,893,196**	1,831,100
Unallocated revenue									**5,464**	3,591
Total consolidated revenue									**1,898,660**	1,834,691
RESULT										
Segment result	**76,803**	67,885	**32,236**	27,657	**2,659**	2,630	**(2,906)**	(2,898)	**108,792**	95,274
Unallocated expenses									**2,924**	(566)
Net profit from ordinary activities before income tax expense									**111,716**	94,708

NOTES TO THE FINANCIAL STATEMENTS

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

4. SEGMENT INFORMATION (continued)

PRIMARY REPORTING – BUSINESS SEGMENTS	DEPARTMENT STORES		CREDIT		PROPERTY		ELIMINATIONS		CONSOLIDATED	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000	**$000**	$000
ASSETS										
Segment assets	**550,743**	567,391	**20,395**	36,028	**—**	26,152	**5,632**	—	**576,770**	629,571
Unallocated assets									**202,565**	141,186
Total assets									**779,335**	770,757
LIABILITIES										
Segment liabilities	**113,148**	107,538	**8,266**	7,128	**(4)**	887	**—**	—	**121,410**	115,553
Unallocated liabilities									**182,066**	207,264
Total liabilities									**303,476**	322,817
OTHER SEGMENT INFORMATION:										
Acquisition of non-current assets	**39,474**	50,719	**326**	172	**—**	—	**—**	—	**39,800**	50,891
Depreciation and amortisation (refer Note 3)	**34,320**	42,478	**142**	128	**282**	276	**—**	—	**34,744**	42,882
Non-cash expenses other than depreciation and amortisation	**4,580**	11,352	**402**	(408)	**—**	—	**—**	—	**4,982**	10,944

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

	Note	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DAVID JONES LIMITED 2005 $	DAVID JONES LIMITED 2004 $
5. REMUNERATION OF AUDITORS					
Amounts paid or due and payable for audit services provided by Ernst & Young:					
– audit and review of financial reports		**517,327**	449,638	**517,327**	449,638
– other audit services		**55,500**	35,600	**55,500**	35,600
– audit of accounting policies under the Australian Equivalents of the International Financial Reporting Standards		**166,425**	55,000	**166,425**	55,000
Total auditors remuneration		**739,252**	540,238	**739,252**	540,238

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	2005	2004
	Note	$000	$000	$000	$000
6. INCOME TAX					
The income tax expense for the financial period differs from the amount calculated on the profit. The differences are reconciled as follows:					
Profit from ordinary activities before income tax expense		**111,716**	94,708	**66,732**	57,557
Prima facie income tax expense calculated at 30% (2004: 30%) on profit from ordinary activities before income tax		**33,514**	28,412	**20,020**	17,267
Tax effect of permanent differences:					
– depreciation of buildings		**(627)**	(620)	**(410)**	(377)
– amortisation of goodwill		**562**	562	**—**	—
– entertainment		**426**	320	**426**	320
– sale and leaseback		**2,222**	1,198	**2,222**	1,198
– sale of property		**(763)**	—	**(575)**	—
– transfer from subsidiaries under tax funding agreement		**—**	—	**(2,080)**	(4,043)
– sundry items		**(208)**	(228)	**(208)**	(228)
Income tax adjusted for permanent differences		**35,126**	29,644	**19,395**	14,137
Income tax over provided in prior period		**(1,272)**	(265)	**(1,272)**	(609)
Income tax expense attributable to profit from ordinary activities		**33,854**	29,379	**18,123**	13,528
Income tax expense / (benefit) attributable to profit from ordinary activities comprises:					
Current taxation provision		**35,013**	38,118	**19,282**	22,611
Deferred tax liability		**(250)**	(63)	**(250)**	(63)
Future income tax benefit		**363**	(8,411)	**363**	(8,411)
Income tax over provided in prior period		**(1,272)**	(265)	**(1,272)**	(609)
		33,854	29,379	**18,123**	13,528

Tax Consolidation

The Company and its 100% owned subsidiaries elected to form a tax consolidated group for income tax purposes with effect from 28 July 2002. The Company is the head entity for the purposes of the tax consolidation legislation and therefore is legally liable for the income tax liabilities of the tax consolidated group.

Members of the group have entered into a tax funding agreement in order to allocate income tax expense to the wholly owned subsidiaries on a pro rata basis. In addition, a tax sharing agreement has been established providing for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At balance date, the possibility of default is remote. The head entity of the tax consolidated group is the Company.

In accordance with Urgent Issues Group Abstract 52 – Income Tax Accounting under the Tax Consolidation System, the deferred tax balances of the subsidiaries in the tax consolidated group are recognised by the Company.

7. DIVIDENDS

Dividends franked at the tax rate of 30% recognised in the current year by the Company:

	Note	AMOUNT PER SHARE	TOTAL AMOUNT $000	DATE OF PAYMENT
2005				
Final 2004 ordinary		6.000¢	25,053	9 November 2004
Interim 2005 ordinary		6.000¢	25,495	5 May 2005
Interim 2005 reset preference		$4.0833	2,381	1 February 2005
Final 2005 reset preference		$4.0166	2,173	1 August 2005
Pro-rata dividends on reset preference share conversions	(i)		238	
Total amount			55,340	

(i) Pro-rata dividends on the conversion of reset preference shares to ordinary shares were paid on the date of conversion during the financial year at the rate of 8.1% per annum (refer Note 26(g)).

Dividends franked at the tax rate of 30% recognised in the prior period are:

	AMOUNT PER SHARE	TOTAL AMOUNT $000	DATE OF PAYMENT
2004			
Final 2003 ordinary	3.000¢	12,348	5 November 2003
Interim 2004 ordinary	5.000¢	20,580	4 May 2004
Interim 2004 reset preference	$4.0833	2,654	1 February 2004
Final 2004 reset preference	$4.0389	2,626	1 August 2004
Total amount		38,208	

Subsequent Event

Since the end of the financial year, the Directors have declared the following dividend franked at the tax rate of 30%:

	AMOUNTS PER SHARE	TOTAL AMOUNT $000	DATE PAYABLE
Final 2005 ordinary	7.000¢	29,750	8 November 2005

The 2005 final dividend of $29.750 million is based on 425,000,343 ordinary shares issued at 30 July 2005 (Note 26(b)). A further 275,000 options are outstanding under the Executive Option Plan (Note 33(c)(v)) which may be converted to ordinary shares prior to the payment of the dividend. There are also 3,497,634 ordinary shares, which will be allocated under the Long Term Incentive Plan on 29 September 2005, on which the final dividend will be paid. The financial effect of these dividends has not been brought to account in the financial statements for the year ended 30 July 2005 and will be recognised in subsequent financial reports.

7. DIVIDENDS (continued)

Franked Dividends

The franked portions of the dividend recommended after 30 July 2005 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 29 July 2006.

	CONSOLIDATED		DAVID JONES LIMITED	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
Franking credits available for subsequent financial years based on a tax rate of 30% (2004: 30%)	**40,107**	28,305	**40,107**	28,305

The above amounts represents the balance of the franking account as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability.

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

For income tax purposes, the Company elected to form a tax consolidated group with effect from 28 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts of the subsidiary members were transferred to the Company and therefore one franking account is maintained by the Company for the tax consolidated group.

	CONSOLIDATED 2005 CENTS	CONSOLIDATED 2004 CENTS

8. EARNINGS PER SHARE (EPS)

	CONSOLIDATED 2005 CENTS	CONSOLIDATED 2004 CENTS
Basic EPS	**17.4**	14.6
Diluted EPS	**17.0**	14.2

	CONSOLIDATED 2005 NUMBER	CONSOLIDATED 2004 NUMBER
Weighted average number of ordinary shares used in the calculation of basic and diluted earning per share		
- Basic earnings per share	**420,774,743**	411,692,046
- Diluted earnings per share	**459,014,073**	461,521,056

POTENTIAL ORDINARY SHARES

The 540,992 reset preference shares are potential ordinary shares in accordance with AASB 1027(6) Earnings per Share. The conversion factor of 70.1754 (2004: 70.1754) is calculated in accordance with the conversion formula noted on page 37 of the Reset Preference Share prospectus issued 14 May 2002. Options to purchase ordinary shares issued under the Executive Option Plan (refer Note 33(c)(v)) are also potential ordinary shares at balance date. The current number of potential ordinary shares is 38,239,330 (2004: 49,829,010). Based on conditions existing at 30 July 2005, these potential ordinary shares are dilutive.

OPTIONS

Options to purchase ordinary shares not exercised at 30 July 2005 have been included in the determination of diluted earnings per share. Based on conditions existing at reporting date, the options are potential ordinary shares (refer Note 33(c)(v)).

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	2005	2004
	Note	$000	$000	$000	$000
9. CURRENT ASSETS – CASH ASSETS					
Cash at bank and on hand		10,245	8,844	10,245	8,844
Bank short term deposits		137,000	89,000	—	—
		147,245	97,844	10,245	8,844

The short term deposits are for various terms maturing within 60 days at floating interest rates between 5.45% to 5.65% per annum (2004: 5.20% to 5.47%).

		CONSOLIDATED		DAVID JONES LIMITED	
	Note	2005 $000	2004 $000	2005 $000	2004 $000
10. CURRENT ASSETS – RECEIVABLES					
Securitisation receivables	29(b)	31,829	32,705	—	—
Other portfolio receivables		7,802	4,123	—	—
		39,631	36,828	—	—
Less: Provision for doubtful debts		(7,897)	(7,495)	—	—
		31,734	29,333	—	—
Refunds receivable from trade creditors		13,686	6,158	13,686	6,158
Less: Provision for doubtful debts		(3,001)	(2,156)	(3,001)	(2,156)
		10,685	4,002	10,685	4,002
Loan to employees under Employee Share Plan (secured)	33(c)	671	870	671	870
Receivables due to be securitised		—	6,338	—	—
Other debtors		9,646	8,165	9,042	8,017
		52,736	48,708	20,398	12,889
11. CURRENT ASSETS – INVENTORIES					
Retail inventories	1(j)	289,198	306,190	289,198	306,190
		289,198	306,190	289,198	306,190
12. CURRENT ASSETS – OTHER					
Prepayments		5,053	7,186	4,886	6,762
		5,053	7,186	4,886	6,762

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
13. LAND AND BUILDINGS HELD FOR SALE					
Cost					
Opening balance		**28,003**	—	—	—
Reclassification from non current assets		—	28,003	—	—
Disposals during year		**(28,003)**	—	—	—
Closing balance		—	28,003	—	—
Accumulated Depreciation					
Opening balance		**1,851**	—	—	—
Reclassification from non current assets			1,851	—	—
Depreciation for the year		**282**	—	—	—
Disposals during year		**(2,133)**	—	—	—
Closing balance		—	1,851	—	—
Total land and buildings at net book value		—	26,152	—	—

The Consolidated Entity completed the sale of land and buildings situated at Queen Street, Brisbane, Queensland in July 2005.

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
14. NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Shares in controlled entities – at cost		—	—	**119,115**	119,115
Provision for writedown to recoverable amount		—	—	**(13,872)**	(13,872)
Shares in controlled entities – at recoverable amount		—	—	**105,243**	105,243
Shares in other corporations – at cost		**12**	—	**12**	—
		12	—	**105,255**	105,243

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

15. NON-CURRENT ASSETS – PLANT, EQUIPMENT AND FITTINGS

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	2005	2004
	Note	$000	$000	$000	$000
LAND AND BUILDINGS:					
Cost					
Opening balance		—	28,003	—	—
Reclassified as a current asset	13	—	(28,003)	—	—
Closing balance		—	—	—	—
Accumulated Depreciation					
Opening balance		—	1,575	—	—
Depreciation for the year		—	276	—	—
Reclassified as a current asset	13	—	(1,851)	—	—
Closing balance		—	—	—	—
Total land and buildings at net book value		—	—	—	—
PLANT, FITTINGS AND FIXTURES:					
Cost					
Opening balance		**540,567**	519,198	**540,285**	518,807
Additions		**44,486**	72,896	**44,486**	72,931
Disposals		**(32,979)**	(51,527)	**(32,974)**	(51,453)
Closing balance		**552,074**	540,567	**551,797**	540,285
Accumulated Depreciation					
Opening balance		**358,189**	368,464	**358,042**	368,297
Depreciation for the year		**32,589**	40,635	**32,547**	40,660
Disposals		**(30,338)**	(50,910)	**(30,335)**	(50,915)
Closing balance		**360,440**	358,189	**360,254**	358,042
Work in progress		**41,450**	47,199	**41,450**	47,199
Total plant, fittings and fixtures		**233,084**	229,577	**232,993**	229,442

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
15. NON-CURRENT ASSETS – PLANT, EQUIPMENT AND FITTINGS (continued)					
PLANT, FITTINGS AND FIXTURES UNDER LEASE:					
Cost					
Opening balance		—	678	—	—
Additions		—	—	—	—
Disposals		—	(678)	—	—
Closing balance		—	—	—	—
Accumulated Amortisation				—	
Opening balance		—	497	—	—
Amortisation for the year		—	98	—	—
Disposals		—	(595)	—	—
Closing balance		—	—	—	—
Total leased plant, fittings and fixtures		—	—	—	—
Total plant, equipment and fittings at net book value		**233,084**	229,577	**232,993**	229,442
16. NON-CURRENT ASSETS – INTANGIBLES					
Goodwill – at cost		**18,729**	18,729	—	—
Accumulated amortisation		**(10,297)**	(8,424)	—	—
		8,432	10,305	—	—

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
17. NON-CURRENT ASSETS – DEFERRED TAX ASSETS					
(a) Future Income Tax Benefit					
Future income tax benefit comprises the estimated future benefit at 30% (2004: 30%) of the following items:					
Timing differences		**39,117**	39,720	**39,117**	39,720
		39,117	39,720	**39,117**	39,720
(b) Future Income Tax Benefit Not Taken To Account					
The potential future income tax benefit arising from tax losses which has not been recognised because recovery is not beyond reasonable doubt or virtually certain respectively is shown below valued at a tax rate of 30% (2004: 30%):					
Capital losses		**6,094**	6,094	**—**	—
		6,094	6,094	**—**	—

The potential future income tax benefit will only be obtainable if:

(i) the relevant entities derive future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another entity within the Consolidated Entity in accordance with Division 170 of the *Income Tax Assessment Act* 1997;

(ii) the relevant entities continue to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the benefit.

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
18. NON-CURRENT ASSETS – OTHER					
Prepayments		**4,458**	5,075	**4,457**	4,907
		4,458	5,075	**4,457**	4,907
19. CURRENT LIABILITIES – PAYABLES					
Trade creditors		**108,956**	141,344	**108,942**	141,364
Other creditors and accruals		**134,055**	114,347	**85,879**	52,948
		243,011	255,691	**194,821**	194,312
20. CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
Short-term borrowing		**—**	1,697	**—**	1,697
		—	1,697	**—**	1,697
21. CURRENT LIABILITIES – CURRENT TAX LIABILITIES					
Provision for income tax					
Movements during the year were as follows:					
Balance at beginning of year		**25,198**	3,097	**25,198**	—
Transfer from subsidiaries on consolidation		**—**	—	**—**	3,097
Income tax paid		**(37,154)**	(19,901)	**(37,154)**	(19,901)
Refunds received or receivable (net)		**86**	4,877	**86**	4,877
Current period's income tax provision		**33,854**	29,379	**33,854**	29,379
Over provision from prior year		**(240)**	(729)	**(240)**	(729)
Transferred to deferred tax assets		**(113)**	8,475	**(113)**	8,475
		21,631	25,198	**21,631**	25,198
22. CURRENT LIABILITIES – PROVISIONS					
Dividends		**2,173**	2,626	**2,173**	2,626
Employee entitlements	33(b)	**8,503**	9,014	**8,503**	8,976
Restructuring costs		**90**	680	**90**	680
Warranties	1(q)	**432**	804	**432**	804
		11,198	13,124	**11,198**	13,086
23. NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES					
Deferred income tax comprising the estimated future tax payable at 30% (2004: 30%) on timing differences		**—**	250	**—**	250
		—	250	**—**	250

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	2005	2004
	Note	$000	$000	$000	$000
24. NON-CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	33(b)	19,668	18,787	19,668	18,787
Directors' retirement allowance	1(l)	960	796	960	796
Warranties	1(q)	568	1,124	568	1,124
		21,196	20,707	21,196	20,707
Reconciliations					
Reconciliations of the carrying amount of each class of provision, except for employee benefits are set out below:					
Dividends – Reset Preference Shares					
Carrying amount at beginning of the year:		2,626	2,611	2,626	2,611
Provisions made during the year:					
- Interim dividend 2004		—	2,654	—	2,654
- Final dividend 2004		—	2,626	—	2,626
- Interim dividend 2005		2,381	—	2,381	—
- Final dividend 2005		2,173	—	2,173	—
Payments made during the year		(5,007)	(5,265)	(5,007)	(5,265)
Carrying amount at the end of the year		2,173	2,626	2,173	2,626
Restructuring costs					
Carrying amount at beginning of the year		680	16,120	680	16,120
Provisions made during the year		—	—	—	—
Payments made during the year		(590)	(15,440)	(590)	(15,440)
Carrying amount at the end of the year		90	680	90	680
Warranties – current					
Carrying amount at beginning of the year		804	855	804	855
Provisions made during the year		—	—	—	—
Payments made during the year		(372)	(51)	(372)	(51)
Carrying amount at the end of the year		432	804	432	804
Warranties – non current					
Carrying amount at beginning of the year		1,124	645	1,124	645
Provisions made during the year		(556)	479	(556)	479
Payments made during the year		—	—	—	—
Carrying amount at the end of the year		568	1,124	568	1,124
25. NON-CURRENT LIABILITIES – OTHER DEFERRED LIABILITIES					
Discount on deferred payment, interest free sales	1(m)	3,201	2,328	3,201	2,328
Other deferred liabilities		3,239	3,822	3,239	3,822
		6,440	6,150	6,440	6,150

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000

26. CONTRIBUTED EQUITY

(a) Share Capital

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
Ordinary shares, fully paid		**350,935**	334,638	**350,935**	334,638
Reset preference shares, fully paid		**49,827**	60,727	**49,827**	60,727
		400,762	395,365	**400,762**	395,365

(b) Movements in Ordinary Share Capital

	NUMBER OF SHARES	$000
Opening balance 27 July 2003	411,603,689	333,832
Exercise of options under Executive Option Plan	595,000	806
Closing balance 31 July 2004	412,198,689	334,638
Allocation under Long Term Incentive Plan	1,212,000	—
Exercise of options under Executive Option Plan	3,940,000	5,397
Conversion of reset preference shares	7,649,654	10,900
Closing balance 30 July 2005	425,000,343	350,935

(c) Terms and Conditions of Ordinary Share Capital

Holders of ordinary shares are entitled to receive dividends as declared from time to time. At shareholder meetings, every holder of ordinary shares present at a meeting, in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

In the event of the winding up of the Company, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

(d) Dividend Reinvestment Plan

As announced on 3 June 2003, the Company has suspended its Dividend Reinvestment Plan.

(e) Movements in Reset Preference Share Capital

	NUMBER OF SHARES	$000
Opening balance 31 July 2004	650,000	60,727
Conversion to ordinary shares	(109,008)	(10,900)
Closing balance 30 July 2005	540,992	49,827

(f) Subsequent Event

The Company has received Holder Conversion Notices after 30 July 2005 for the conversion of 60,249 reset preference shares (RPS) into 4,227,987 ordinary shares. In accordance with the terms and conditions of the RPS, these RPS will be converted into ordinary shares in the year ending 29 July 2006 resulting in a decrease of $6.025 million in RPS capital and a corresponding increase in ordinary share capital.

26. CONTRIBUTED EQUITY (continued)

g) Terms and Conditions of Reset preference Shares

Dividends

RPS entitle the holder to receive a fully franked non cumulative dividend of 8.1% per annum, fixed until the first reset date of 1 August 2007, if a dividend is declared or otherwise resolved to be paid by the Directors.

Dividends on RPS will be paid at the discretion of the Directors in priority to any dividends declared on ordinary shares.

If any RPS dividend is not paid in full in any period, then no dividend or return of capital can be paid or conducted in relation to ordinary shares unless and until either the:

- Company has paid two consecutive RPS dividends in full or has paid a shortfall dividend to make up for the unpaid amount; or
- holders of RPS pass a special resolution approving the paying of the dividend or return of capital.

The RPS do not confer on holders any right to participate in the David Jones Shareholder Rewards Scheme.

Conversion

Either the Company or the RPS holders may elect to convert the RPS to ordinary shares on the reset date. If the holder elects to convert their RPS, then the Company may elect to arrange a resale for some or all of those RPS instead and pay the RPS holder a cash amount equal to the value of the ordinary shares that would be deliverable and any dividend that would be due if conversion of those RPS were to occur on that date.

By Deed Poll dated 28 July 2005 the Company has irrevocably promised that it will no longer elect to repurchase RPS for cash (despite such repurchase otherwise being permitted under clause 6.5 (a) and (b) of the terms of the RPS contained in the prospectus dated 14 May 2002).

In certain circumstances (including a takeover or scheme of arrangement, proposed changes to tax regulation or the aggregate RPS on issue falling below $30 million in issue price), conversion may occur earlier. Until the first reset date, the holder will have the right at any time to request conversion of each RPS into 70.1754 ordinary shares.

Voting

RPS holders will not be entitled to speak or to vote at general meetings of the Company, except in certain circumstances, in which case holders will have one vote per RPS held.

RPS holders have the same rights as ordinary shareholders to receive accounts, reports and notices of meetings of the Company and to attend any general meetings of the Company.

Ranking

RPS are subordinated to all creditors of the Company.

On a winding up of the Company, the RPS rank ahead of ordinary shares for a return of capital (equal to the issue price) and for the payment of any accrued dividend on the RPS.

Borrowing Covenants

Under the Syndicated Facility Agreement (as amended) between a controlled entity, David Jones Finance Pty Limited, and participating banks, the proceeds from the issue of RPS are specifically excluded from the definition of Financial Indebtedness that is used to calculate financial ratios and limits in relation to the financing facilities set out in Note 36(a).

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	2005	2004
	Note	$000	$000	$000	$000
27. RETAINED PROFITS					
Retained profits at beginning of the year		**52,575**	25,454	**57,232**	51,411
Net profit attributable to members of the parent entity		**77,862**	65,329	**48,609**	44,029
Dividends recognised during the year	7	**(55,340)**	(38,208)	**(55,340)**	(38,208)
Retained profits at end of the year		75,097	52,575	50,501	57,232
28. TOTAL EQUITY RECONCILIATION					
Total equity at beginning of the year		**447,940**	420,013	**452,597**	445,970
Total change in parent entity interest in equity recognised in statement of financial performance		**77,862**	65,329	**48,609**	44,029
Transactions with owners as owners:					
Contribution of equity:					
Issue of ordinary shares under Executive Option Plan		**5,397**	806	**5,397**	806
Dividends	7	**(55,340)**	(38,208)	**(55,340)**	(38,208)
Total equity at end of the year		**475,859**	447,940	**451,263**	452,597

29. OFF BALANCE SHEET ARRANGEMENTS

The Statements of Financial Position should be read in conjunction with the following off balance sheet arrangements.

(a) Sale and Leaseback Arrangement

The Consolidated Entity entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust (DRIT) in November 2000 whereby the Elizabeth and Market Streets, Sydney and Bourke Street, Melbourne properties were, in-substance, sold by granting a seventy-nine year head lease with DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, the Consolidated Entity has a recognised right to set-off the receivables ($201.85 million at inception) under the head lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

The Consolidated Entity has entered into operating leases in respect of the properties. The operating leases are for an initial term of thirty years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

The leases contain two further renewal options of thirty years and twenty years.

Under the arrangement, DRIT will provide funds to the Consolidated Entity for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption during the refurbishments.

In these original arrangements, Deutsche Asset Management (Australia) Limited (DAMAL) as responsible entity for the DRIT was to receive the greater of $100 million or 50% of the market value of the properties in year 2079.

The Consolidated Entity has also entered into agreements with Deutsche Bank AG (DB) whereby:

- The Consolidated Entity waives its right to terminate each of the Head Leases
- DB agrees to pay the 50% of the sale proceeds due to DAMAL on sale of the properties in year 2079, or the minimum guarantee amount of $100 million, whichever DAMAL is entitled to, on the Consolidated Entity's behalf
- The Consolidated Entity waives any entitlement to 50% of the proceeds of sale of the properties
- The Consolidated Entity waives its right to buy each property by way of a pre-emptive right and by a last right of refusal

DB is expected to acquire legal title to the properties at year 2079 and the Consolidated Entity has no contractual right to repurchase the properties during or at the end of the 79 year period.

In the original transaction, the Consolidated Entity entered into a put option agreement where elements of DRIT's financing (totalling $146 million) could be put to the Consolidated Entity. This put option is only exercisable in remote circumstances (for example, payment default, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of the Consolidated Entity). This results in the Consolidated Entity having an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with an insolvency or credit event of the Consolidated Entity. However, equity holders in DRIT take the primary risk of a fall in the improved value of the properties.

The Consolidated Entity has entered into thirty year interest rate swap contracts associated with the transaction. The estimated market values of the payables and receivables under the swaps at 30 July 2005 are $53.407 million and $45.937 million respectively (2004: $28.471 million and $20.528 million). These amounts have not been recognised in the Statements of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statements of Financial Performance over the term of the swaps.

29. OFF BALANCE SHEET ARRANGEMENTS (continued)

(b) Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the Consolidated Entity has no ownership interest. The Consolidated Entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones' card holders that have been sold to the third party as at 30 July 2005 amount to $386.431 million (2004: $395.226 million). Of this amount $31.829 million (2004: $32.705 million) has been retained by the third party as over collateralisation. As this amount will be paid to a controlled entity, subject to the performance of the card receivables, it has been included in current receivables in the Statements of Financial Position.

The Consolidated Entity retains the risk for bad debts in respect of the total portfolio of securitisation receivables.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The Consolidated Entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds, bad debts and expenses.

30. CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information, which would lead them to believe that these liabilities have crystallised and consequently no provisions are included in the financial statements in respect of these matters.

	CONSOLIDATED		DAVID JONES LIMITED	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
(a) Guarantees				
Guarantees to third parties given in the ordinary course of business	**758**	843	**758**	843

(b) Employee Share Plan

The Company via a Trustee has funded the acquisition of shares in the Company by its employees. An unrealised gain of $476,233 (based on a price of $2.08 per share at 30 July 2005) exists representing the difference between the loan by the Company to the Trustee and the recoverable amount of the shares at 30 July 2005. This gain would only be realised if the shares were forfeited by employees (upon resignation) and if sold for a price at or above the book value of $1.22 per share as at 30 July 2005.

In the event that employees forfeit shares on resignation, all gains net of the book value of $1.22 per share at 30 July 2005 vest with the employee. Conversely if the shares are forfeited and sold below the book value, the loss on sale is borne by the Company.

(c) Litigation

The Consolidated Entity is a defendant from time to time in legal proceedings. Where appropriate, the Consolidated Entity takes legal advice. The Consolidated Entity does not consider that the outcome of any current proceedings is likely to have a material effect on its operations or financial position.

(d) Finance Facilities

A controlled entity, David Jones Finance Pty Limited, is the borrower of certain finance facilities. The borrowings of David Jones Finance Pty Limited are guaranteed by the Company and each of its controlled entities.

(e) Deed of Cross Guarantee

Pursuant to ASIC Class order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit, and lodgement of financial reports, and directors' reports.

It is a condition of the Class Order that the Company and each of the participating subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed, dated 22 March 2005, is that the Company guarantees to each creditor, payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Corporations Act 2001, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

- David Jones Financial Services Limited
- David Jones Finance Pty Limited
- 299-307 Bourke Street Pty Limited
- David Jones Properties Pty Limited

(f) Sales and Leaseback Arrangement

Contingent liabilities in relation to a sale and leaseback arrangement are shown in Note 29.

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

		CONSOLIDATED		DAVID JONES LIMITED	
		2005	2004	2005	2004
	Note	$000	$000	$000	$000

31. COMMITMENTS FOR EXPENDITURE

Capital Commitments

Commitments for the acquisition of plant, fittings, and fixtures contracted for at the reporting date but not recognised as liabilities in the financial statements, payable:				
Within one year	**14,162**	41,672	**14,162**	41,672
Later than one year but not later than five years	**575**	27,000	**575**	27,000
Later than five years	—	—	—	—
	14,737	68,672	**14,737**	68,672

Operating Lease Commitments

Future operating lease rentals not provided for in the financial statements and payable:				
Within one year	**89,102**	85,665	**89,102**	85,648
Later than one year but not later than five years	**373,989**	361,142	**373,989**	361,142
Later than five years	**1,719,803**	1,770,330	**1,719,803**	1,770,330
	2,182,894	2,217,137	**2,182,894**	2,217,120

The Consolidated Entity lease retail premises and warehousing facilities. Generally the operating lease agreements are for an initial average term of 23 years and include renewal options. Under most leases, the Consolidated Entity is responsible for property taxes, insurance, maintenance and expenses related to the leased properties.

The operating lease commitments set out above comprise base rental payments plus agreed percentage increases, and contingent rental payments. Contingent rentals are calculated as a percentage of the turnover of the store occupying the premises with the percentage and turnover threshold at which the additional rentals commence varying with each lease agreement.

Further details in relation to operating leases of retail properties at Bourke Street, Melbourne and Elizabeth and Market Streets, Sydney are disclosed in Note 29.

32. REMUNERATION AND EXECUTIVE DISCLOSURES

The Company has applied the exemption under Corporations Amendments Regulation 2005 which exempts listed companies from providing remuneration disclosures in relation to their specified directors and specified executives in their annual financial reports as required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities.

	CONSOLIDATED		DAVID JONES LIMITED	
	2005	2004	**2005**	2004
33. EMPLOYEE ENTITLEMENTS				
(a) Employee Numbers				
Number of staff employed at balance date	**8,426**	9,061	**8,426**	9,059
(b) Provision for Entitlements				
Current ($000)	**8,503**	9,014	**8,503**	8,976
Non-current ($000)	**19,668**	18,787	**19,668**	18,787
The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following assumptions:				
Assumed increase in wage and salary rates	**4.0%**	4.0%	**4.0%**	4.0%
Discount rate	**5.2%**	5.7%	**5.2%**	5.7%
Settlement term (years)	**10**	15	**10**	15

(c) Employee Share Plans

The Company has four employee share ownership plans, an Executive Option Plan and a Long Term Incentive Plan.

(i) The Employee Share Plan (ESP)

The ESP provides employees with an interest free loan to enable the purchase of ordinary shares in the Company. Shares under the ESP were acquired by a trustee on behalf of the employee. Dividends and other distributions on the shares are applied to repay the loan. Vesting to the employee in the ordinary course of business is three years after issue. Each shareholder loan is limited in recourse to the proceeds on sale of the shares acquired.

The ESP is divided into a General and Executive division.

General Division

This division was open to all full-time and permanent part-time employees with more than twelve months continuous service and casual employees whose service was deemed by the Company to be more than five years' continuous service. The Company had discretion to offer shares to particular employees with lesser periods of service. In 1995 each eligible employee received between 500 and 5,000 shares, depending upon their position within the Company.

A total of 2,571,500 shares ($5,143,000) were issued under the initial offer to employees under this division of the ESP on 27 November 1995. Since that date, 2,020,000 (2004: 1,912,500) shares have been either forfeited by employees and sold by the Trustee or the shares have been transferred to the employees on repayment of the loan, leaving a balance of 551,500 shares (2004: 659,000) allocated to employees at balance date. No shares have been issued under the general division since the initial offer.

During the financial year the trustee sold 80,500 shares (2004: 79,000 shares) for $101,802 (2004: $97,150) resulting in a loss to the Company of $nil (2004: $210). The losses incurred in the prior period represent the difference between the share purchase price of $2.00 per share less any dividends and returns of capital received on those shares, and the sale price of the shares received by the Trustee. All losses together with the costs of administering the ESP are charged to profit as incurred. During the year, 27,000 shares (2004: 14,000) were transferred to employees on repayment of loans of $34,523 (2004: $15,964).

The market value at balance date of each ordinary share in the Company issued to employees was $2.08 (2004: $1.89).

The average loan value per share at balance date to employees was $1.22 (2004: $1.30).

33. EMPLOYEE ENTITLEMENTS (continued)

(c) Employee Share Plans (continued)

(i) The Employee Share Plan (ESP) (continued)

Executive Division

No shares under the Executive Division remain on issue to executives as they have all been forfeited by executives and sold by the Trustee.

(ii) The Employee Share Purchase Plan (ESPP)

The ESPP was established to enable employees to acquire ordinary shares in the Company on an annual basis at a discount to the prevailing market price, subject to certain conditions. The Company did not provide loans to assist employees to purchase shares under this plan. No shares (2004: nil) have been issued under this plan at balance date.

The ESP and ESPP employee share ownership plans are being phased out and have been replaced by the Exempt Employee Share Plan and Deferred Employee Share Plan, each of which was submitted to and approved by shareholders at the Annual General Meeting held on 23 November 1998.

(iii) Exempt Employee Share Plan (EESP)

The EESP provides eligible employees the opportunity to acquire an ownership interest in the Company. The EESP is designed to attract a tax concession provided under Australian income tax legislation to encourage share incentive plans.

Eligible employees may be offered up to $1,000 worth of the Company's ordinary shares each year, provided specific financial and qualitative corporate objectives are met to the satisfaction of the Board. No shares were issued to eligible employees during the period and no shares were purchased by the Trustee on behalf of participants under the Plan.

Shares acquired under the offer must remain in the EESP until the earlier of three years after allocation, or termination of employment of the participant.

The Plan Trustee will use funds it receives from the Company to either subscribe to a new issue of shares in the Company on behalf of the participating employees or purchase shares on the Australian Stock Exchange on behalf of the participating employees. These shares will be registered in the name of the Plan Trustee on behalf of the EESP participants.

No voting rights will be exercised in relation to the shares held in the EESP unless instructions are received from a participating employee to vote in respect of his or her shares.

Non-Executive Directors of the Company are not eligible to participate in the EESP.

33. EMPLOYEE ENTITLEMENTS (continued)

(c) Employee Share Plans (continued)

(iv) Deferred Employee Share Plan (DESP)

The DESP enables Directors, senior executives, management and other employees invited by the Board to participate in the DESP to acquire ordinary shares in the Company.

The DESP is a voluntary plan to provide greater choice for eligible employees in the way they receive their remuneration.

The DESP is designed to access the available taxation deferral concession legislated by the Federal Government to encourage employees to become shareholders in employer companies.

The Plan Trustee will acquire shares in the Company in the ordinary course of trading on the Australian Stock Exchange on behalf of DESP participants, using funds allocated by the Company from its remuneration budget.

There is no additional cost to the Company as a result of the operation of the DESP (other than administrative and establishment costs) as the cost of the shares is funded from base pay and incentives payable within the Company's approved annual remuneration budget.

No voting rights will be exercised in relation to the shares held in the plans unless instructions are received from a participating employee to vote in respect of his or her shares.

Under the rules of the DESP, the Board may impose performance, vesting and any other conditions before shares can be withdrawn from the DESP by a participant.

When a participating employee's employment ends, he or she will receive the Company's shares held on his or her behalf except for:

- where Relevant Requirements have been imposed, these requirements have not been met; or
- where an employee has been dismissed as a result of that employee's fraud or wrongful conduct, in which case the Board has the discretion to require forfeiture of any shares under the DESP.

The Trustee purchased 55,998 (2004: 84,169) shares on behalf of participants under the DESP during the year.

(v) Options

Executive Option Plan (EOP)

The EOP provides to eligible employees an opportunity to acquire an ownership interest in the Company.

Under the EOP, eligible employees were offered options to acquire shares in the Company at a specified price. Such options will be exercisable on a specified date, at the greater of the market value of shares at the date of grant or 20 cents.

Unexercised options lapse no later than five years after the date of grant.

In the absence of special circumstances, each issue of options under the EOP must be held for at least twenty-four months before they can be considered for exercise. Then they can only be exercised if the Company's performance is equal to or greater than the performance hurdles described below:

- over the three-month period preceding the date of exercise of the options, the median DJL Accumulation Index is equal to, or greater than, the median Mid-Cap 50 Industrials Accumulation Index; and
- at the date of exercise, the closing price of fully paid ordinary shares in the capital of the Company on the Australian Stock Exchange is 15% or greater above the market value of the Company's shares at the date of grant.

The DJL Accumulation Index measures the performance of the Company's shares on the basis of realised returns to shareholders of the Company in the form of share price growth, dividends paid and reinvested.

33. EMPLOYEE ENTITLEMENTS (continued)

(c) Employee Share Plans (continued)

(v) Executive Option Plan (continued)

The Mid-Cap 50 Industrials Accumulation Index measures the performance of shares of companies included in this index on the basis of returns to shareholders of those companies in the form of share price growth, dividends paid and reinvested.

All options expire on the earlier of their expiry date or:

- the date which is six months after the occurrence of a special circumstance;
- the date of termination of employment of the eligible employee (other than due to the occurrence of a special circumstance, which includes retirement, redundancy, death or permanent disability of the eligible employee, or other such circumstances that the Board may determine to be a special circumstance).

An independent valuation of each tranche of options at their respective grant dates has been performed by PricewaterhouseCoopers (PwC).

In undertaking the valuation of the options, PwC have used the binomial option pricing model which takes into account factors such as the Company's closing share price at the date of grant, volatility of the underlying share price, risk free rate of return, dividend yield and time to maturity.

The value determined by PwC represents the indicative fair market value of each option at grant date on a non marketable controlling basis.

No further options are intended to be granted under the EOP as this plan has been replaced by the Long Term Incentive Plan.

33. EMPLOYEE ENTITLEMENTS (continued)

(c) Employee Share Plans (continued)

(v) Executive Option Plan (continued)

Set out below are summaries of options granted under the plan

GRANT DATE	EXPIRY DATE	EXERCISE PRICE	BALANCE AT START OF THE YEAR	ISSUED DURING THE YEAR	EXERCISED DURING THE YEAR	LAPSED DURING THE YEAR	BALANCE AT END OF THE YEAR
			NUMBER	NUMBER	NUMBER	NUMBER	NUMBER
Consolidated and David Jones Limited – 2005							
16 December 1999	16 December 2004	$1.4047	2,145,000	–	2,145,000	–	–
16 January 2001	16 January 2006	$1.3280	2,070,000	–	1,795,000	–	275,000
			4,215,000	–	3,940,000	–	275,000
Consolidated and David Jones Limited – 2004							
17 December 1998	17 December 2003	$1.5700	2,190,000	–	–	2,190,000	–
16 December 1999	16 December 2004	$1.4047	2,465,000	–	200,000	120,000	2,145,000
16 January 2001	16 January 2006	$1.3280	2,700,000	–	395,000	235,000	2,070,000
			7,355,000	–	595,000	2,545,000	4,215,000

33. EMPLOYEE ENTITLEMENTS (continued)

(c) Employee Share Plans (continued)

(v) Executive Option Plan (continued)

Options exercised during the financial year and number of shares issued to employees on the exercise of options

		CONSOLIDATED		DAVID JONES LIMITED	
EXERCISE DATE	FAIR VALUE OF SHARES AT ISSUE DATE	2005 NUMBER	2004 NUMBER	2005 NUMBER	2004 NUMBER
13 April 2004	$1.577	–	40,000	–	40,000
20 April 2004	$1.600	–	80,000	–	80,000
07 May 2004	$1.624	–	40,000	–	40,000
19 May 2004	$1.591	–	75,000	–	75,000
01 June 2004	$1.591	–	40,000	–	40,000
22 June 2004	$1.624	–	80,000	–	80,000
02 July 2004	$1.648	–	80,000	–	80,000
08 July 2004	$1.698	–	80,000	–	80,000
23 July 2004	$1.863	–	40,000	–	40,000
30 July 2004	$1.899	–	40,000	–	40,000
28 September 2004	$1.963	2,210,000	–	2,210,000	–
29 September 2004	$1.922	490,000	–	490,000	–
05 October 2004	$1.937	75,000	–	75,000	–
07 October 2004	$1.981	340,000	–	340,000	–
12 October 2004	$1.922	310,000	–	310,000	–
27 October 2004	$1.988	80,000	–	80,000	–
02 November 2004	$1.944	40,000	–	40,000	–
08 November 2004	$1.997	80,000	–	80,000	–
10 November 2004	$2.052	40,000	–	40,000	–
11 November 2004	$2.138	80,000	–	80,000	–
12 November 2004	$2.142	75,000	–	75,000	–
17 November 2004	$2.181	40,000	–	40,000	–
23 November 2004	$2.132	40,000	–	40,000	–
22 July 2005	$2.120	40,000	–	40,000	–
		3,940,000	595,000	3,940,000	595,000
Options vested at the reporting date		4,215,000	275,000	4,215,000	275,000

	CONSOLIDATED		DAVID JONES LIMITED	
	2005 $000	2004 $000	2005 $000	2004 $000
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	5,397	806	5,397	806

	CONSOLIDATED		DAVID JONES LIMITED	
	2005 $000	2004 $000	2005 $000	2004 $000
Fair value of shares issued to employees on the exercise of options as at their issue date	7,762	987	7,762	987

The fair value of shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day prior to the exercise of the options.

33. EMPLOYEE ENTITLEMENTS (continued)

(c) Employee Share Plans (continued)

(vi) Long Term Incentive (LTI) Plan

The LTI Plan provides remuneration that is aligned to the interests of shareholders and is designed to attract and retain key senior employees.

All offers are made subject to the terms of the LTI Plan Rules, which confer various powers on the Board, including without limitation the right to waive or reduce relevant requirements governing a participant's entitlements to shares, and to add to or vary any of the Plan Rules, or waive or vary their application to a participant, subject to the requirements of the Australian Stock Exchange.

An offer under the LTI Plan grants an individual the right to a certain number of ordinary shares in the Company which may vest and be convertible into shares, conditional on the achievement of performance measures covering a three year consecutive period and continued employment beyond this time.

The actual number of shares, if any, finally provided to participants will depend on the extent to which a range of performance measures are met. It is possible for each nominated participant to be allocated either no shares (if none of the performance measures are met), or anywhere between 50% (threshold level) to 150% (stretch level) of their initial offered amount, depending on the level of achievement against the performance measures.

An independent valuation of rights to shares granted to executives under the LTI Plan has been performed by PricewaterhouseCoopers (PwC).

In undertaking the valuation of the rights, PwC has used the modified binomial option model which takes into account factors such as the Company's closing share price at the date of grant, volatility of the underlying share price, risk free rate of return, dividend yield, zero exercise price and time to maturity. Vesting conditions have not been taken into account when estimating the fair value of the LTI Plan rights. These conditions are accounted for by adjusting the number of equity instruments that are expected to vest.

Movements in the LTI Plan are summarised below:

NOTES TO THE FINANCIAL STATEMENTS

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

33. EMPLOYEE ENTITLEMENTS (continued)

(c) Employee Share Plans (continued)

(vi) Long Term Incentive Plan (continued)

Movements in the LTI Plan are summarised below:

			NUMBER OF LTI PLAN RIGHTS					
OFFER DESCRIPTION / PERFORMANCE PERIOD	DATE OF GRANT	EXPIRY DATE	BALANCE AT START OF THE YEAR	GRANTED DURING PERIOD	LAPSED DURING PERIOD	ALLOCATED DURING PERIOD	BALANCE AT END OF THE YEAR	FAIR VALUE PER LTI PLAN RIGHT AT GRANT DATE
Consolidated and David Jones Limited – 2005								
02 - 04 OFFER	30 August 2002	31 July 2004	1,212,000	–	–	1,212,000	–	**$0.96**
1 August 2003 - 31 July 2004								
03 - 05 OFFER	8 July 2004	31 July 2005	2,231,708	–	–	–	2,231,708	$1.64
3 February 2003 – 31 July 2005								
03 - 05 SUPPLEMENTARY OFFER	26 November 2004	31 July 2005	–	648,149	–	–	648,149	$2.53
3 February 2003 – 31 July 2005								
04 - 06 OFFER	8 July 2004	31 July 2006	1,823,149	68,921	–	–	1,892,070	$1.44
1 August 2003 – 31 July 2006								
04 - 06 SUPPLEMENTARY OFFER	26 November 2004	31 July 2006	–	462,543	–	–	462,543	$2.00
1 August 2003 – 31 July 2006								
05 - 07 OFFER	26 November 2004	31 July 2007	–	695,153	–	–	695,153	$1.86
1 August 2004 – 31 July 2007								

NOTES TO THE FINANCIAL STATEMENTS

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

33. EMPLOYEE ENTITLEMENTS (continued)

(c) Employee Share Plans (continued)

(vi) Long Term Incentive Plan (continued)

Movements in the LTI Plan are summarised below:

			NUMBER OF LTI PLAN RIGHTS					
OFFER DESCRIPTION / PERFORMANCE PERIOD	DATE OF GRANT	EXPIRY DATE	BALANCE AT START OF THE YEAR	GRANTED DURING PERIOD	LAPSED DURING PERIOD	ALLOCATED DURING PERIOD	BALANCE AT END OF THE YEAR	FAIR VALUE PER LTI PLAN RIGHT AT GRANT DATE
Consolidated and David Jones Limited – 2004								
02 - 04 OFFER	30 August 2002	31 July 2004	1,300,000	–	88,000	–	1,212,000	$0.96
1 August 2003 - 31 July 2004								
03 - 05 OFFER	8 July 2004	31 July 2005	–	2,251,499	19,791	–	2,231,708	$1.64
3 February 2003 – 31 July 2005								
04 - 06 OFFER	8 July 2004	31 July 2006	–	1,855,512	32,363	–	1,823,149	$1.44
1 August 2003 – 31 July 2006								

	CONSOLIDATED		DAVID JONES LIMITED	
	2005	2004	**2005**	2004
	NUMBER	NUMBER	**NUMBER**	NUMBER
Shares issued under the plan to participating employees on 28 September 2004	**1,212,000**	–	**1,212,000**	–

On 28 September 2004, the weighted average market price of shares issued to participants was $1.96.

33. EMPLOYEE ENTITLEMENTS (continued)

(d) Superannuation

The Company contributes to several defined contributions superannuation plans.

All superannuation contributions are made in accordance with the relevant trust deeds and the Superannuation Guarantee Charge.

34. PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Note	CLASS OF SHARE	INTEREST HELD 2005 %	2004 %
Parent Entity:				
David Jones Limited				
Controlled Entities:				
Aherns Holdings Pty Ltd (investor)		Ordinary	**100**	100
Ahern's (Suburban) Pty Ltd (retailer)	(i)	Ordinary	**100**	100
Akitin Pty Limited (investor)		Ordinary	**100**	100
Helland Close Pty Limited (liquor licence holder)		Ordinary	**100**	100
299-307 Bourke Street Pty Limited (property owner)	(ii)	Ordinary	**100**	100
David Jones Credit Pty Limited (investor)		Ordinary	**100**	100
John Martin Retailers Pty Limited (non-operating)		Ordinary	**100**	100
David Jones Financial Services Limited (financial services)		Ordinary	**100**	100
David Jones Insurance Agency Pty Limited (financial services)		Ordinary	**100**	100
David Jones Finance Pty Limited (finance company)		Ordinary	**100**	100
David Jones (Adelaide) Pty Limited (investor)	(iii)	Ordinary	**100**	100
Buckley & Nunn Pty Limited (investor)		Ordinary	**100**	100
David Jones Properties (South Australia) Pty Limited (investor)		Ordinary	**100**	100
David Jones Properties (Victoria) Pty Limited (property owner)		Ordinary	**100**	100
David Jones Properties (Queensland) Pty Limited (property owner)		Ordinary	**100**	100
Speertill Pty Limited (liquor licence holder)		Ordinary	**100**	100
David Jones Properties Pty Limited (property owner)		Ordinary	**100**	100
David Jones Employee Share Plan Pty Limited (corporate trustee)		Ordinary	**100**	100
David Jones Share Plans Pty Limited (corporate trustee)		Ordinary	**100**	100
David Jones Superannuation Fund Pty Limited (corporate trustee)	(iv)	Ordinary	**100**	100

(i) Issued capital is owned by Aherns Holdings Pty Ltd.

(ii) Issued capital is owned by David Jones Finance Pty Limited.

(iii) Issued capital of the entity is owned 50% by David Jones Limited and 50% by David Jones Properties (South Australia) Pty Limited.

(iv) Placed in Members' Voluntary Liquidation on 20 March 2003 following completion of transfer of members' balances to a Master Trust arrangement in 2002.

All controlled entities are incorporated in Australia and carry on business in their country of incorporation.

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

35. RELATED PARTY TRANSACTIONS

(a) Transactions between Directors and David Jones Limited

(i) From time to time Directors may purchase goods from the Company. These purchases are on the same terms and conditions as those entered into by senior management.

(ii) Details of indemnification and insurance of Directors and Officers are disclosed in the Directors' Report.

(b) Interest in Controlled Entities

Information relating to controlled entities is set out in Notes 3, 6, 10, 14, 21, 30, 34 and 35.

(c) Superannuation Plans

Information relating to superannuation plans is set out in Note 33(d).

(d) Other Related Party Transactions

(i) Interest on borrowings between entities is charged at commercial rates (refer Note 3).

(ii) Rent on properties owned by the Consolidated Entity is paid by the relevant operating retail company at commercial rates. Rentals for the 52 weeks ended 30 July 2005 amounted to $2,719,871 (2004: $2,647,220).

36. NOTES TO STATEMENTS OF CASH FLOWS

(a) Financing Facilities

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	DAVID JONES LIMITED 2005 $000	DAVID JONES LIMITED 2004 $000
Access to the following lines of credit was available at balance date:					
Total facilities	(i)				
Overdraft and trade finance facility	(ii)	**27,500**	27,500	**27,500**	27,500
Term loans	(iii)	**—**	150,000	**—**	—
Working capital facility	(iv)	**50,000**	—	**—**	—
Bank guarantees	(v)	**758**	843	**758**	843
		78,258	178,343	**28,258**	28,343
Used at balance date					
Overdraft and trade finance facility		**—**	2,548	**—**	2,548
Term loans		**—**	—	**—**	—
Working capital facility		**—**	—	**—**	—
Bank guarantees		**758**	843	**758**	843
		758	3,391	**758**	3,391
Unused at balance date					
Overdraft and trade finance facility		**27,500**	24,952	**27,500**	24,952
Term loans		**—**	150,000	**—**	—
Working capital facility		**50,000**	—	**—**	—
Bank guarantees		**—**	—	**—**	—
		77,500	174,952	**27,500**	24,952

(i) All facilities are denominated in Australian dollars, unsecured and subject to borrowing covenants which have been met.

(ii) The overdraft and trade finance facility are subject to annual review in February each year.

(iii) The term loan facility was cancelled on 1 July 2005.

(iv) The working capital facility is available for the period 15 October to 15 December each year until December 2006 to meet peak seasonal working capital requirements.

(v) The bank guarantee facility is available until November 2006.

(vi) In addition to the above facilities, the Consolidated Entity has entered into a receivables securitisation arrangement (refer Note 29(b)).

36 NOTES TO STATEMENTS OF CASH FLOWS
(continued)

(b) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit after Income Tax

	CONSOLIDATED		DAVID JONES LIMITED	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Operating profit/(loss) after income tax	**77,862**	65,329	**48,609**	44,029
Net loss on disposal of assets	**669**	145	**669**	145
Loss on loans to employees under Employee Share Plan	**—**	(7)	**—**	(7)
Add/(less) non-cash items:				
- depreciation	**32,871**	40,911	**32,547**	40,660
- amortisation	**1,873**	1,971	**—**	—
- asset write-down to recoverable amount	**—**	—	**—**	—
Net cash provided by operating activities before changes in assets and liabilities	**113,275**	108,349	**81,825**	84,827
Changes in assets and liabilities:				
Increase/(Decrease) in directors entitlements	**164**	(350)	**164**	(350)
Increase/(Decrease) in employee entitlements	**370**	40	**409**	34
Increase/(Decrease) in income tax payable	**(3,567)**	22,101	**(3,567)**	25,198
(Decrease) in provision for deferred tax	**(250)**	(63)	**(250)**	250
(Increase)/Decrease in future income tax benefit	**603**	(5,680)	**603**	(10,009)
(Increase)/Decrease in inventories	**16,992**	(16,650)	**16,992**	(16,576)
(Increase) in debtors and prepayments	**(1,473)**	(968)	**(5,379)**	1,193
Increase in deferred liabilities	**290**	1,819	**290**	1,819
Increase/Decrease in trade creditors	**(32,428)**	41,893	**(32,422)**	41,868
Increase in sundry creditors and accruals	**19,328**	16,494	**4,665**	15,867
Net Cash Inflow from Operating Activities	**113,304**	166,985	**63,330**	144,121

37. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk

The Consolidated Entity generally enters into interest rate swaps and forward rate agreements to manage cash flow risks associated with the interest rates on borrowings that are floating.

Under the sale and leaseback arrangement, the Company also entered into thirty year opposite fixed interest rate swap contracts to enable the lessor to receive floating interest rates in respect of operating lease rentals (refer Note 29).

Interest Rate Swaps and Forward Rate Agreements

Interest rate swaps allow the Consolidated Entity to swap floating rate borrowings into fixed rates, or swap fixed rate borrowings to floating rate. Maturities of swap contracts are principally between two and five years. Each contract involves monthly and/or quarterly payments or receipts of the net amount of interest, being the difference between fixed and floating interest rates.

At balance date the fixed rates varied from 4.73% to 4.74% (2004: 4.73% to 4.90%) and the floating rates were at bank bill rates plus the Consolidated Entity's credit margin. The weighted average effective floating interest rate (including credit margin) at balance date was nil % (2004: nil %), while the average effective rate of the fixed and floating components of the Consolidated Entity's borrowings also was nil % (2004: nil%).

The Consolidated Entity, from time to time, also enters into forward rate agreements to offset changes in the rates paid on short-term floating rate debt. There were no forward rate agreements outstanding at year end (2004: Nil).

Interest Rate Exposures

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

		FIXED INTEREST MATURING IN					
	FLOATING INTEREST RATE	1 YEAR OR LESS	OVER 1 YEAR TO 5 YEARS	MORE THAN 5 YEARS	NON INTEREST BEARING	TOTAL	AVERAGE INTEREST RATE
2005	$000	$000	$000	$000	$000	$000	%
FINANCIAL ASSETS							
Cash assets	137,000	—	—	—	10,245	147,245	5.56
Receivables	—	—	—	—	52,736	52,736	—
Other – prepayments	—	—	—	—	9,510	9,510	—
Interest rate swaps:							
- Sale and leaseback	279,000	—	—	279,000	—	558,000	8.40
- Other	32,500	—	—	—	—	32,500	7.58
	448,500	—	—	279,000	72,491	799,991	
FINANCIAL LIABILITIES							
Creditors payables	243,011	—	—	—	—	243,011	
Dividend Payable	—	—	—	—	2,173	2,173	8.10
Interest rate swaps:							
- Interest bearing liabilities	—	220,000	—	—	—	220,000	4.74
- Sale and leaseback	279,000	—	—	279,000	—	558,000	8.61
	522,011	220,000	—	279,000	2,173	1,023,184	

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

37. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

(a) Interest Rate Risk (continued)

2004	FLOATING INTEREST RATE $000	FIXED INTEREST MATURING IN: 1 YEAR OR LESS $000	OVER 1 YEAR TO 5 YEARS $000	MORE THAN 5 YEARS $000	NON INTEREST BEARING $000	TOTAL $000	AVERAGE INTEREST RATE %
FINANCIAL ASSETS							
Cash assets	89,000	—	—	—	8,844	97,844	—
Receivables	—	—	—	—	48,708	48,708	—
Other – prepayments	—	—	—	—	12,261	12,261	—
Interest rate swaps:							
- Sale and leaseback	279,000	—	—	279,000	—	558,000	8.40
- Other	65,000	—	—	—	—	65,000	7.61
	433,000	—	—	279,000	69,813	781,813	
FINANCIAL LIABILITIES							
Creditors payables	255,691	—	—	—	—	255,691	
Interest bearing liabilities	1,697			—	—	1,697	
Interest rate swaps:	—	—	—	—	2,625	2,625	8.10
- Interest bearing liabilities	—	100,000	220,000	—	—	320,000	4.79
- Sale and leaseback	279,000	—	—	279,000	—	558,000	7.65
	536,388	100,000	220,000	279,000	2,625	1,138,013	

(b) Foreign Exchange Risks

The Consolidated Entity enters into forward foreign exchange contracts to hedge certain purchase commitments denominated in foreign currencies. The terms of these derivatives and commitments are less than one year.

The following table sets out the gross value to be paid under foreign currency contracts and the weighted average contracted exchange rates of contracts outstanding at balance date. All contracts expire within one year.

	EXCHANGE RATE 2005	EXCHANGE RATE 2004	A$000 2005	A$000 2004
Buy United States Dollars	**0.7679**	0.6984	**5,633**	6,206
Buy English STG	**0.4141**	0.3901	**1,466**	1,684
Buy Hong Kong Dollars	**5.9580**	5.5891	**226**	309
Buy Euro	**0.5959**	0.5891	**16,009**	10,346
			23,334	18,545

As these contracts are hedging firm purchase commitments, any unrealised gains and losses on the contracts, together with the cost of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The marked to market loss on the contracts at the reporting date was $494,811 (2004: $347,038 gain).

David Jones Limited and its Controlled Entities
For the 52 weeks ended 30 July 2005 and 53 weeks ended 31 July 2004

37. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

c) Net Fair Values of Financial Assets and Liabilities

Financial Instruments in Statement of Financial Position

The carrying amounts of bank term deposits, prepayments, receivables, payables, borrowings and dividends payable approximate net fair value. These monetary financial assets and financial liabilities are included in assets and liabilities in the statement of financial position.

The loan to employees under the Employee Share Plan of $671,065 (2004: $869,766) is secured against the value of the Company's shares. At balance date the market value of the underlying shares was $1,147,120, equivalent to $2.08 per share (2004: $1,249,290, equivalent to $1.89 per share).

Financial Instruments not in Statement of Financial Position

The valuation of financial instruments not in the statement of financial position detailed below reflects the estimated amounts, which the Consolidated Entity expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at balance date.

The net fair values of financial instruments not in the statement of financial position held as at the reporting date were:

NET RECEIVABLES/(PAYABLES)	2005 $000	2004 $000
Interest rate swaps		
- interest bearing liabilities	**1,773**	4,245
- sale and leaseback	**(7,470)**	(7,943)
- reset preference shares	**400**	384
Forward foreign exchange contracts	**(495)**	347
	(5,792)	(2,967)
Securitisation (see Note 29)		
The Consolidated Entity has entered into an agreement to sell credit card receivables		
Credit card receivables securitised as at balance date	**386,431**	395,226
Less: Securitisation receivable	**(31,829)**	(32,705)
Total amount funded	**354,602**	362,521
Excess yield earned	**41,217**	37,932
Weighted average rates	**5.30%**	5.17%

(d) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Credit card receivables are sold to an unrelated facility provider. The credit risk is limited to the over-collateralisation amount retained by the provider (refer Note 29 and Note 37(c)).

Credit risk on derivative contracts not in the statement of financial position is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

Swap and foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks.

38. DEEDS OF CROSS GUARANTEE

David Jones Limited, David Jones Financial Services Limited, David Jones Finance Pty Limited, 299-307 Bourke Street Pty Ltd and David Jones Properties Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities and Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by David Jones Limited, they also represent the 'Extended Closed Group'.

Set out below is a condensed consolidated statement of financial performance and a summary of movements in consolidated retained profits for the year ended 30 July 2005 of the Closed Group consisting of David Jones Limited, David Jones Financial Services Limited, David Jones Finance Pty Limited, 299-307 Bourke Street Pty Ltd and David Jones Properties Pty Limited:

	2005 $000	2004 $000
Condensed Statement of Financial Performance		
Profit from ordinary activities before related income tax expense	**110,131**	93,301
Income tax expense	**(32,328)**	(27,335)
Profit from ordinary activities after related income tax expense	**77,803**	65,966
Summary of movements in consolidated retained profits		
Retained profits at the beginning of the year	**52,738**	24,980
Dividends paid	**(55,340)**	(38,208)
Net profit attributable to parties of the Closed Group	**77,803**	65,966
Retained profits at the end of the year	**75,201**	52,738

38. DEEDS OF CROSS GUARANTEE (continued)

	2005 $000	2004 $000
CURRENT ASSETS		
Cash assets	147,245	97,844
Receivables	40,705	48,568
Inventories	289,198	306,190
Prepayments	5,489	7,332
Total Current assets	482,637	459,934
NON-CURRENT ASSETS		
Other financial assets	105,255	105,243
Plant, and equipment and fittings	233,084	229,577
Deferred tax assets	39,117	39,720
Other assets	4,625	5,075
Total non-current assets	382,081	379,615
Total assets	864,718	839,549
CURRENT LIABILITIES		
Payables	293,290	289,358
Interest bearing liabilities	—	1,698
Current tax liabilities	21,631	25,198
Provisions	11,198	13,086
Total current liabilities	326,119	329,340
NON-CURRENT LIABILITIES		
Deferred tax liabilities	—	250
Provisions	21,196	20,706
Other deferred liabilities	6,440	6,150
Total Non-current liabilities	27,636	27,106
Total liabilities	353,755	356,446
Net assets	510,963	483,103
EQUITY		
Contributed equity	435,762	430,365
Retained profits	75,201	52,738
Total equity	510,963	483,103

39. EVENTS SUBSEQUENT TO REPORTING DATE

Dividends

Dividends declared after 30 July 2005 are disclosed in Note 7.

International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005 the Consolidated Entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. The implementation plan and potential impact of adopting AIFRS are detailed in Note 40.

Executive Service Agreement

The Company entered into a new Executive Service Agreement with Mark McInnes, Chief Executive Office and Non Executive Director on 2 August 2005.

39. EVENTS SUBSEQUENT TO REPORTING DATE (continued)

Reset Preference Shares

Holder Conversion Notices received after 30 July 2005 for the conversion of reset preference shares into ordinary shares are disclosed in Note 26.

40. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

For reporting periods beginning on or after 1 January 2005, the Consolidated Entity must comply with AIFRS as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ended 30 July 2005.

The Company has established a formal implementation project, monitored by the Audit Committee, to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting for the financial year commencing 31 July 2005.

(a) Planning phase

The planning phase has been completed and provided a high level overview of the impacts of conversion to AIFRS reporting on existing accounting and policies and procedures, systems and processes, business structures and staff.

(b) Design phase

The design phase has been completed and provided details of the changes required to existing accounting policies, procedures and systems and processes in order to transition to AIFRS.

(c) Implementation phase

The implementation phase has been completed and has identified the necessary changes to accounting and business procedures, processes and systems and operational training for staff. It has enabled the Company to generate the required disclosures of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AASB 1) as it progresses through its transition of AIFRS.

(d) Impact of transition to AIFRS

The impact of transition to AIFRS, including the estimated transitional adjustments disclosed from current Australian GAAP to AIFRS, and the selection and application of AIFRS accounting policies, are based on AIFRS that management expects to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half year ending 28 January 2006). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company's and Consolidated Entity's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary, therefore, further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of:

- changes in financial reporting requirements that are relevant to the Company's and Consolidated Entity's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the 30 July 2005 financial report;
- additional guidance on the application of AIFRS in a particular industry or to a particular transaction; or
- changes to the Company's and Consolidated Entity's operations

Where the application or interpretation of an accounting standard is currently being debated, the accounting policy adopted reflects management's current assessment of the likely outcome of those deliberations.

40. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d) Impact of transition to AIFRS (continued)

The rules for first time adoption of AIFRS are set out in AASB 1. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 August 2004. The standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. Details of the AASB 1 elections adopted are noted below.

The likely impacts on the current year financial position and results of the Company and Consolidated Entity had the financial statements been prepared using AIFRS, based on management's best estimates and the directors' accounting policy decisions current at the date of this financial report are also outlined below.

(e) Receivables

Credit card receivables

A difference in the interpretation of the consolidation and derecognition rules under the AIFRS and existing accounting standards will result in certain receivables in respect of David Jones' store card that are sold to a special purpose entity being consolidated.

On transition to AIFRS, the Consolidated Entity will recognise a receivables asset and corresponding liability of $352.060 million (Company: $Nil) as it is deemed to control those assets.

At 30 July 2005, the Consolidated Entity will recognise a receivables balance of $354.602 million (Company: $Nil), a liability of $366.030 million (Company: $Nil) and the net securitisation amount in payables will reduce by $11.428 million (Company: $Nil).

Employee share plan

Under the Company's Employee Share Plans (ESP), interest free loans are provided to selected employees to purchase shares in the Company. All shares acquired under the ESP are held by a wholly owned subsidiary of the Company as trustee of the share plan trust. Dividends paid by the Company are used to repay the loan (after payment of a portion of the dividends to the employee to cover any tax liabilities). The loans are limited in recourse and if the employee elects not to repay the loan, the underlying shares are sold to recover the outstanding loan balances.

On transition the assets and equity of the Consolidated Entity will reduce by $0.870 million (Company: $0.870 million). This represents the elimination of the employee receivables and the recording of shares, which will be disclosed as shares held in trust within the equity section of the balance sheet.

Under AIFRS, the adjustment for the Consolidated Entity relating to the ESP at 30 July 2005 will reduce to $0.671 million (Company: $0.671 million) due to the repayment of loan balances during the financial year.

(f) Inventory

The Company receives settlement discounts for the early payment of supplier invoices, supplier funded mark downs to assist with the clearance of inventory and supplier contributions towards advertising campaign costs.

AIFRS requires settlement discounts and rebates (including supplier funded markdowns) received from vendors to be recognised as a reduction of cost of sales (or inventory) unless the rebate represents a reimbursement of a specific, incremental, identifiable cost incurred by the entity in selling the vendor's products. Such a rebate is recognised as a reduction of that cost. If the amount of the rebate credited or paid by the supplier exceeds the cost being reimbursed, AIFRS requires that the excess shall be deducted in determining the cost of inventories.

On the transition date to AIFRS, the Consolidated Entity will recognise a reduction in inventory of $13.284 million (Company: $13.284 million), a deferred tax asset of $3.985 million (Company: $3.985 million) and a reduction to opening retained earnings of $9.299 million (Company: $9.299 million).

For the financial year ended 30 July 2005, inventory will decrease by $1.534 million (Company: $1.534 million), resulting in an increase in the deferred tax asset of $0.461 million (Company: $0.461 million) and a reduction to retained earning of $1.073 million (Company: $1.073 million).

40. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(g) Plant, Equipment and Fittings

Research and development

AIFRS requires that all expenditure on research activities in relation to a project is expensed as incurred. Previously this expenditure was capitalised if it was expected, beyond reasonable doubt, to be recoverable. The written down value of assets that have previously been capitalised up to 31 July 2004 by the Consolidated Entity of $0.280 million (Company: $0.280 million) will be written off, retained earnings will be reduced by $0.196 million (Company: $0.196 million) and a deferred tax asset of $0.084 million (Company: $0.084 million) recognised.

For the financial year ended 30 July 2005 the Consolidated Entity will write off assets with a written down value of $0.260 million (Company: $0.260 million), recognise a deferred tax asset of $0.078 million (Company: $0.078 million) and reduce retained earnings by $0.182 million (Company: $0.182 million).

Lease make good costs

The Company has certain operating leases that require the asset to be returned to the lessor in its original condition. The operating lease payments do not include an element for repairs or overhauls.

Under AGAAP, lease make good costs are not recognised until it is probable that the expenditure will be incurred, whereas under AIFRS a provision for make good costs must be recognised over the period of the lease, measured at the expected cost of refurbishment at each reporting date.

On transition the Consolidated Entity will recognise a liability of $1.400 million (Company: $1.400 million), a reduction in retained earnings of $1.331 million (Company: $1.331 million), and a lease make good asset of $0.069 million (Company: $0.069 million).

For the financial year ended 30 July 2005, the lease make good liability will increase by $0.111 million (Company: $0.111 million), the lease make good asset will decrease by $0.017 million (Company: $0.017 million) and retained earnings will decrease by $0.128 million (Company: $0.128 million).

(h) Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. In respect of acquisitions prior to the transition date, goodwill will be included at its written down value recorded under AGAAP as at 31 July 2004. Under AIFRS, goodwill will be stated at cost less any accumulated impairment losses.

Amortisation

Under AIFRS, it is expected that goodwill and intangible assets with an indefinite useful life will not be subject to amortisation but instead will be tested for impairment annually and whenever there is an indication of impairment, changes in useful life on transition to AIFRS will be accounted for prospectively.

The Consolidated Entity's net profit after tax for the 52 weeks ended the 30 July 2005 is expected to increase by $1.873 million (Company: $nil) as a result of the cessation of goodwill amortisation.

(i) Taxation

Under AIFRS tax balances are determined using a 'balance sheet' approach which differs significantly from the current methodology in AGAAP. Under the balance sheet approach, current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability or asset to the extent that it is unpaid, or refundable.

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities for financial reporting purposes, and the corresponding tax base of those items.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled.

Current and deferred tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.

40. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(i) Taxation (continued)

The expected impact on the Consolidated Entity at 1 August 2004 is an increase in net deferred tax liabilities of $43.247 million (Company: $43.247 million) (including $57.052 million relating to the sale and leaseback arrangement referred to in Note 29), and a decrease in retained earnings of $43.238 million (Company: $43.238 million).

The expected impact on the Consolidated Entity of the change in basis of the tax expense for the 52 weeks period ended 30 July 2005 is a tax credit of $3.632 million (Company: $3.632 million). Deferred tax liabilities of the Consolidated Entity are expected to be $0.489 million (Company: $0.489 million), as at 30 July 2005.

(j) Provisions

Under AIFRS the Company is required to recognise a provision for the estimated level of sales returns. At 1 August 2004 the Consolidated Entity is expected to recognise a provision of $3.320 million (Company: $3.320 million), a deferred tax asset of $0.996 million (Company: $0.996 million) and a decrease in retained earnings of $2.324 million (Company: $2.324 million),

For the financial year ended 30 July 2005 the Consolidated Entity will recognise a reduction in the provision of $0.222 million (Company: $0.222 million), a decrease in the deferred tax asset of $0.066 million (Company: $0.066 million) and an increase to retained earnings of $0.155 million (Company: $0.155 million).

(k) Employee Benefits

Under AIFRS the Consolidated Entity is required to recognise non-current leave benefits at their present value. On transition to AIFRS, the Consolidated Entity will recognise a decrease to the annual leave provision of $0.998 million (Company: $0.998 million), a deferred tax liability of $0.299 million (Company: $0.299 million) and an increase to retained earnings of $0.699 million (Company: $0.699 million).

For the financial year ended 30 July 2005, the annual leave provision will increase by $0.104 million (Company: $0.104 million), the deferred tax liability will decrease by $0.031 million (Company: $0.031 million) and retained earnings will decrease by $0.073 million (Company: $0.073 million).

(l) Leases

AIFRS requires lease payments under an operating lease to be recognised as an expense on a straight line basis. An AIFRS adjustment is required for fixed rental payment changes in existing operating lease arrangements that were recognised as incurred under AGAAP.

On transition to AIFRS the Consolidated Entity will recognise a deferred rent provision of $30.130 million (Company: $30.130 million), a deferred tax asset of $9.039 million (Company: $9.039 million) and a reduction in retained earnings of $21.091 million (Company: $21.091 million).

For the financial year ended 30 July 2005 the deferred rent provision will increase by $7.844 million (Company: $7.844 million), the deferred tax asset will increase by $2.353 million (Company: $2.353 million) and retained earnings will decrease by $5.491 million (Company: $5.491 million).

(m) Share Based Payments

Equity settled share based payments form part of the remuneration of employees (including executives) of the Company. Under AGAAP the Company does not recognise an expense for any share based remuneration, including equity settled share based payments such as options and rights to shares granted under the Long Term Incentive Plan.

Under AIFRS, the Company will recognise the fair value at the grant date of equity settled share based payments as an employee benefit expense with a corresponding increase in equity. Fair value will be measured at grant date using a binominal model, which takes into account market based performance conditions. The fair value per instrument will be multiplied by the number of instruments expected to vest based on achievement of non-market based performance conditions (for example service conditions) to determine the total cost. This total cost will be recognised as an employee benefit expense proportionally over the vesting period during which time the employees may become unconditionally entitled to the shares. On vesting and over the vesting period the amount recognised as an employee benefit expense will be adjusted to reflect the actual number of shares that vest except where forfeiture is due to the failure to achieve market based performance conditions.

40. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(m) Share Based Payments

As permitted by the elections available under AASB 1, David Jones Limited will not retrospectively recognise the fair value of share based payments that have vested prior to 1 January 2005, and no adjustment will be made for share based payments granted before 7 November 2002.

On the transition to AIFRS, the Consolidated Entity's retained earnings are expected to decrease and reserves are expected to increase by $4.354 million (Company: $4.354 million).

For the financial year ended 30 July 2005, employee benefits expense and reserves are expected to increase by $5.011 million (Company: $5.011 million).

(n) Financial Instruments

The Company has elected to take advantage of the election in AASB 1 to not restate comparatives for AASB 132 Financial Instruments – Disclosure and Presentation (AASB 132) and AASB 139 Financial Instruments – Recognition and Measurement (AASB 139), thereby allowing the Company and Consolidated Entity to apply previous AGAAP to financial instruments comparative information for the year ending 29 July 2006.

Reset Preference Shares

AIFRS has different recognition rules to Australian GAAP in relation to the classification of certain financial instruments. As the conversion option contained in the Consolidated Entity's Reset Preference Shares (RPS) does not expose the holders to any equity risks, the RPS will be classified as a debt instrument under AASB 139. This represents a change from the current classification of the RPS as equity under Australian GAAP. The RPS distributions will as a result of this debt classification be treated as interest expense not dividends, leading to an increase in borrowing costs and a corresponding reduction in reported net profit.

At 31 July 2005 the impact of this change on the Consolidated Entity will be a reduction in equity of $49.827 million (Company: $49.827 million) and an increase in liabilities of $54.099 million (Company: $54.099 million). Costs associated with this RPS issue of $4.272 million will be amortised under AIFRS. Consequently the Consolidated Entity will recognise at 31 July 2005 a reduction in retained earnings of $2.560 million (Company: $2.560 million) and a prepayment for borrowing expenses of $1.712 million (Company: $1.712 million).

Derivative Instruments

Under AASB 139 the Consolidated Entity's accounting policy will change and all derivatives, whether used as hedging instruments or otherwise, will be recognised on-balance sheet at fair value at each reporting date. Changes in the value of the derivatives, including embedded derivatives that are not closely related to the host contract, will be recorded in the income statement unless hedge accounting requirements are satisfied. Hedge accounting requires strict documentation and "effectiveness testing" to be satisfied. Where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes will be recognised in the income statement. The financial effect of this change in accounting policy at transition and on an ongoing basis is subject to period end market valuations and has not yet been reliably estimated.

At 31 July 2005 these adjustments in the Consolidated Entity are expected to reduce retained earnings by $7.470 million (Company: $7.470 million), increase the hedge reserve by $1.678 million (Company: $1.678 million), increase payables of $7.311 million (Company: $7.311 million) and increase receivables by $1.519 million (Company: $1.519 million).

(o) Restated AIFRS Statement of Cash Flows for the 52 Weeks ended 30 July 2005

No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

RECEIVED
2005 OCT -7 P 12:

DAVID JONES LIMITED

SEC MAIL RECEIVED PROCESSING
OCT 07 2005
WASH., D.C. 165 SECTION

ASX AND MEDIA RELEASE

For Immediate Distribution

28 September 2005

RECORD FULL YEAR PROFIT
RECORD FULL YEAR DIVIDEND

- **Highest Full Year Profit Result** reported by David Jones since listing in 1995
- **Strong Business Model** enabled the Company to deliver **19.2% Profit after Tax* growth** in FY05 despite weak retail conditions in 2H05 (**$77.9 mil FY05** vs. $65.3 mil in FY04)
- **Proven ability to manage the economic cycle** and to deliver increasing returns to shareholders throughout the peaks & troughs of the cycle
- **Total Company 'EBIT to Sales Ratio' up 65 basis points** (6.05% FY05 vs. 5.4% FY04)
- **Department Store EBIT up 13.7%**
- **Credit Card EBIT up 16.6%**
- **Cost of Doing Business reduced by 80 basis points** – 32.7% in FY05 vs. 33.5% in FY04
- Further **Cost Efficiency savings** expected in FY06, FY07 & FY08
- **Gross Profit Margins of 36.8% -** at upper end of 36.5%-36.9% target range
- **Strong Cashflows - $147million** cash on hand at year-end
- **FY05 Dividend up 18.2%** (**13 cents per share** in FY05 vs. 11 cents per share in FY04)

David Jones Limited (DJS) today reported **Profit after Tax* (PAT) of $77.9 million** for the financial year ended on 30 July 2005 (FY05). This represents **an increase of 19.2%** on PAT for FY04 ($65.3 million) and is **well above the Company's stated Strategic Review target** of 5%-10% PAT growth year-on-year until FY08.

David Jones Chief Executive Officer Mr Mark McInnes said, "Our FY05 Profit result is a record for our Company – it is the strongest full year result that our Company has reported since listing in 1995. It is particularly pleasing to report this result given that over the past 6 months we have experienced a challenging retail environment and a significant slowdown in consumer spending.

"At the announcement of our 1H05 results in March 2005 we acknowledged that since the unveiling of our Strategic Review in June 2003 we had experienced favourable retail conditions. We stated at that time that the true test of our business model would be our ability to continue to deliver PAT and dividend growth in times of a slowdown in consumer spending and challenging retail market conditions.

"Throughout the second half of FY05 we have experienced exactly this environment. The slowdown in consumer spending over the past six months has been well documented and extensively reported.

"Our business model has enabled us to manage the downturn by focusing on Financial Disciplines such as our Cost Efficiencies program, tight inventory management, rigorous management of our Capital Expenditure and generating continuing good returns from our Credit Card business.

"As a result our Company has today reported Profit after Tax growth of 19.2% and an 18.2% increase in dividends for the year. This clearly demonstrates the ability of our business model to outperform the economic cycle and generate increasing returns to shareholders, even during times of adverse retail conditions and flat sales revenue growth," Mr McInnes said.

FY05 FINANCIAL PERFORMANCE

SUMMARY OF KEY FINANCIALS

KEY ITEMS	FY05 $mil	FY04 $mil	% Change
Sales	$1,799	$1,769	3.3%**
Total EBIT	$108.8	$ 95.3	14.2%
PAT before RPS dividends	$ 77.9	$ 65.3	19.2%
Basic EPS after RPS dividend	17.4cps	14.6cps	19.2%
Full Year Dividend per ordinary share (fully franked)	13cps	11cps	18.2%

As announced on 25 August 2005 David Jones' **Sales Revenue** grew by 3.3%** on a like for like basis in FY05 (from $1.741 billion in FY04 to $1.799 billion in FY05).

The Company's **Earnings before Interest and Tax (EBIT)** in FY05 was $108.8 million up 14.2% on FY04 ($95.3 million). The **"EBIT to Sales Ratio"** for FY05 was 6.05%, which represents an increase of 65 basis points on FY04 (5.4%).

Both the Core Department Store business and the Credit Card business were strong contributors to the Company's FY05 Profit result. The **Core Department Store business** reported a **13.7% increase in EBIT** to $73.9 million in FY05 from $65 million in FY04. Core Department Store EBIT to Sales Ratio increased from 3.7% in FY04 to 4.1% in FY05.

David Jones' **Credit Card business** continued its strong performance track record reporting **growth of 16.6% in EBIT** to $32.2 million in FY05 from $27.7 million in FY04.

The **Total Cost of Doing Business (CODB) percentage** for FY05 was 32.7%, an **improvement of 80 basis points** on the FY04 CODB percentage (33.5%).

Mr McInnes said, "The Company's **Cost Efficiency program** has been in place for over 2 years. As indicated at the time of the 1H05 Results and our 4Q05 Sales announcement, the cost efficiency program has achieved its targets one year earlier than planned. This achievement has been particularly pleasing given that:

- a number of one-off costs were incurred in 2H05 in connection with the establishment and implementation of specific cost efficiency initiatives impacting FY06 – FY08; and
- the Cost Efficiency targets were achieved without taking into account the added benefit of $8.6 million reduction in depreciation expense in FY05 resulting from the Company's review of the useful life of all plant, equipment and software. (This reduction in depreciation expense equates to a corresponding increase to PAT* of just over $6 million in FY05)."

Gross Profit Margin for FY05 was **36.8%,** at the higher end of Company's targeted range of 36.5% - 36.9%. This is a strong result given the challenging economic conditions and the slowdown in consumer spending in 2H05.

Capital Expenditure for the year was **$38.9 million** significantly less than the Company's stated Strategic Review cap of $50 million per annum. This represents a 20% productivity improvement in FY05 on the Company's FY04 spend.

The Company continued its track record of tight **Stock** management, with aged stock inventory levels for the Group again being maintained below 5% of total inventory. The total level of inventory was 5.5% lower than was the position at the end of FY04. This was an excellent result given the slowdown in retail spending in 2H05 and is indicative of the tight inventory management measures implemented by the Company.

Cash on hand at year-end was $147.2 million compared to $97.8 million in FY04, with the additional cash generated due to the strength of the business, sustainable cashflows, and the sale of the Queen St property, which generated $27 million cash in July 2005.

DIVIDENDS

In keeping with the Company's Strategic Review commitment to return excess cash (not required in the business) to shareholders and as a sign of the confidence in the Company's ability to continue generating solid cashflows, the Board has declared a **fully franked dividend of 7 cents per ordinary share for 2H05 (vs 6 cps in 2H04).**

The **total dividend** per ordinary share for FY05 is **13 cents fully franked** and represents an increase of 18.2% on the Company's FY04 total dividend of 11 cents per share.

KEY PERFORMANCE INDICATORS SINCE IMPLEMENTATION OF THE STRATEGIC REVIEW

Mr McInnes said, "I am pleased to report that since our Strategic Review announcement our Company has achieved each of its stated targets. Most notably since FY03 our Company has delivered:

- an **increase in PAT of 82.0%** from $42.7 mil in FY03 (pre significant items) to $77.9 mil in FY05; and
- an **increase of 117% in fully franked dividends** to ordinary shareholders from 6 cents per share (cps) in FY03 to 13 cps in FY05."

The following table summarises the Company's key achievements since announcement of its Strategic Review in June 2003.

SUMMARY OF KEY PERFORMANCE INDICATORS POST STRATEGIC REVIEW

KEY ITEM	FY03	FY04	FY05	% Change from FY03 to FY05
Sales ($m)	1711.2	1769.5	1799.1	+ 5.1%
Total EBIT before Significant Items ($m)	65.2	95.3	108.8	+ 67%
PAT before Significant Items & before RPS Dividends (cps)	42.7	65.3	77.9	+ 82%
Basic EPS before Significant Items & after RPS dividends	9.2	14.6	17.4	+ 89%
Cash at Year End ($m)	17.3	97.8	147.2	+751%
Capital Expenditure ($m)	61.9	50.9	38.9	- 37%
CODB %	33.7	33.5	32.7	- 100bp
Full Year Dividend per ordinary share (fully franked) (cps)	6	11	13	+117%

OUTLOOK

Mr McInnes said, "The market conditions we have experienced at the start of FY06 are in line with what we expected and what we have consistently forecast over the past 12 months.

"We are cycling high 1Q05 Sales growth of 7.7%. Our 1Q05 performance was enhanced as a result of the 2004 Olympics and the launch of our '4 Years Interest Free' program in August last year. Our current Sales tracking rate for 1Q06 is in line with our expectations and our budget, and we expect Sales to be in the range of -3% to -4% for 1Q05 (vs last year). The one-off events in 1Q05 have affected our 'big ticket' categories, however, our other categories are flat on last year, giving us confidence in our Profit position.

"We anticipate that by 2Q06 we will see a modest improvement with flat Sales growth for the Christmas quarter and further strengthening of Sales growth in 2H06."

"Given that our Sales are in line with expectations, and that our business parameters are set accordingly, we reaffirm the guidance we provided at our 1H05 Results announcement on 22 March 2005 and are confident that the Company's business model will enable us to deliver 5%-10% per annum PAT growth in FY06 (albeit at the lower end of our target range, given prevailing retail conditions).

"We are also confident of delivering 5%-10% p.a. PAT growth in FY07 and FY08. This will drive continued growth in dividends and excess cash which will be returned to shareholders over time in the most efficient manner," Mr McInnes said.

ENDS

FOR FURTHER INFORMATON CONTACT:
Helen Karlis
General Manager Corporate Affairs and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

NOTE:

* ***PAT*** *is Profit After Tax before Reset Preference Shares dividends and not utilising International Financial Reporting Standards*

** ***LFL*** *is "like-for-like" Sales which have been adjusted utilising calendar weeks to take into account the impact of the later start of FY05 due to FY04 being a 53 week trading year; and exclude the discontinued business of the Rockingham Western Australia store (which was closed on 31 July 2004).*

APPENDIX A

PROFIT SUMMARY	FY2005 $m	FY2004 $m	Change %
Sales - Department stores	**1,799.1**	1,769.5	+ 1.7%
TOTAL SALES	**1,799.1**	1,769.5	+ 1.7%
Gross profit - Department stores	**662.8**	657.2	+ 0.9%
% to sales - department stores	**36.8%**	37.1%	
Cost of Doing Business	**588.9**	592.2	- 0.5%
% to sales - department stores	**32.7%**	33.5%	
EBIT - Department stores	**73.9**	65.0	+ 13.7%
% to sales - department stores	**4.1%**	3.7%	
Credit	**32.2**	27.7	+ 16.6%
EBIT - Department stores + Credit	**106.1**	92.6	+ 14.6%
% to sales - department stores	**5.9%**	5.2%	
Property	**2.7**	2.6	+ 1.1%
EBIT - Total	**108.8**	95.3	+ 14.2%
% to total sales	**6.0%**	5.4%	
Net interest income / (expense)	**2.9**	(0.6)	n/a
Profit before tax	**111.7**	94.7	+ 18.0%
Income tax expense	**33.9**	29.4	+ 15.2%
Profit after tax	**77.9**	65.3	+ 19.2%

APPENDIX B

SUMMARY OF AIFRS IMPACT

The Australian Accounting Standards Board (AASB) has mandated that Australian companies will be required to comply with International Financial Reporting Standards (AIFRS) for future financial years commencing on or after 1 January 2005. AIFRS requires that comparative accounts be provided by companies showing their financial performance under both the Australian Accounting Standards and under the new AIFRS. Appendix 4E sets out full details of the impact of the adoption of AIFRS on the Company's accounts.

Whilst David Jones will be required to comply with AIFRS in the 2006 financial year, it is important to note the following:

- The **AIFRS changes are non-cash** related. AIFRS **does not impact David Jones' underlying business** which continues its **excellent performance** and continues to generate **strong Cashflows** and **strong Earnings**.

- **Under AIFRS, management maintains its NPAT guidance of 5%-10% growth** (on an AIFRS adjusted FY05 base) in FY06, FY07 and FY08 and looks forward to increasing Dividend payments in line with Profit growth over this period.

- AIFRS would have resulted in an accounting adjustment to the Company's Profit & Loss Statement of $9 million in FY05. The Board has resolved (with effect in FY06) to **increase the Company's Dividend Payout Policy to not less than 85% of Profit after Tax under AIFRS**. This increase is intended to reflect the fact that this adjustment is non-cash related and does not impact the Company's dividend paying ability. The higher dividend payout ratio is intended to ensure that the spirit of the Company's current payout policy (of not less than 75% of PAT under the Australian Accounting Standards) is maintained and shareholders are not adversely impacted or disadvantaged.

- Under AIFRS the Company's **Cash and Franking Credit position remain unchanged**. This means that the Capital Management options that the Company and its advisors have been considering, continue to be available. The Company has until the end of January 2006 to utilise all or part of its $75 million Retained Earnings balance in the FY05 Accounts (reported under AGAAP). The Company is **on track with its Capital Management Review**, including finalisation of financial arrangements relating to the Sale & Leaseback (due for completion in November 2005), and expects to announce its Capital Management Review findings soon after the completion of the refinancing.

- In addition to any Capital Management initiatives that are announced this year, the Company intends to undertake a **shareholder approved non-cash capital reduction in 2006** to offset the impact of AIFRS changes.

FY05	AGAAP ($m)	AIFRS ($m)
PAT pre RPS	77.9	68.7
RPS Dividend	4.8	4.8
PAT post RPS Dividend	73.1	63.9
Dividend per Share	13c	13c
Dividend Payout Ratio	76%	87%

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 07 2005
D.C. 185

DAVID JONES LIMITED

FULL YEAR (FY05) RESULTS

AUGUST 2004 - JULY 2005

PRESENTERS

MARK McINNES - CHIEF EXECUTIVE

STEPHEN GODDARD - FINANCE DIRECTOR

FY05 Financial Highlights

- **Highest Full Year Profit Result** reported by David Jones since listing in 1995
- **Strong Business Model** enabled the Company to deliver **19.2% Profit after Tax* growth** in FY05 despite weak retail conditions in 2H05 (**$77.9m FY05** vs. $65.3m in FY04)
- **Proven ability to manage the economic cycle** and to deliver increasing returns to shareholders throughout the peaks & troughs of the cycle

** PAT is Profit After Tax before Reset Preference Share dividends and not utilising International Financial Reporting Standards*

FY05 Financial Highlights

- **Total Company 'EBIT to Sales Ratio' up 65 basis points** (6.05% FY05 vs. 5.4% FY04)
- **Department Store EBIT up 13.7%**
- **Credit Card EBIT up 16.6%**
- **Cost of Doing Business reduced by 80 basis points** (32.7% in FY05 vs. 33.5% in FY04)

FY05 Financial Highlights

- Further **Cost Efficiency savings** expected in FY06, FY07 & FY08
- **Gross Profit Margins of 36.8%** - at upper end of 36.5%-36.9% target range
- **Strong Cashflows - $147m** cash on hand at year-end
- **FY05 Dividend up 18.2%** **(13 cents per share** in FY05 vs.11 cents per share in FY04)

Results Summary

	FY2005	FY2004	% Change
Total Sales ($m)	1799.1	1769.5	+ 3.3% *
Total EBIT ($m)	108.8	95.3	+ 14.2%
Profit After Tax ($m)	77.9	65.3	+ 19.2%
Basic EPS (c)	17.4	14.6	+ 19.2%
DPS (c)	13.0	11.0	+ 18.2%

* *Like for Like Sales*

PAT Comparison

	FY2005	FY2004	Change
	$m	$m	%
EBIT	108.8	95.3	+ 14.2%
Less Interest Income / (Expense)	2.9	- 0.6	n/a
PBT	**111.7**	**94.7**	**+ 17.9%**
Less Tax	-33.8	-29.4	+ 15.2%
PAT	**77.9**	**65.3**	**+ 19.2%**

EBIT Summary

EBIT Contribution from:	FY2005 $m	FY2004 $m	Change %
- Department Stores	73.9	65.0	+ 13.7%
- Credit	32.2	27.7	+ 16.6%
- Property	2.7	2.6	+ 3.8%
Total EBIT	**108.8**	**95.3**	**+ 14.2%**
EBIT % to Sales Ratio	6.05%	5.4%	+ 65 bp

Cost Efficiency

- **Cost Efficiency program** achieved its target **one year earlier** than planned
- Result is particularly pleasing given that:
  - a number of one-off costs incurred in 2H05 re establishment and implementation of specific cost efficiency initiatives impacting FY06 – FY08
  - the Cost Efficiency targets were achieved without taking into account the added benefit of $8.6m reduction in depreciation expense in FY05 from Company's review of the Useful Life of Assets

Cost of Doing Business

	FY 2005	FY 2004	Change
	$m	$m	%
Total Sales	1799.1	1769.5	+ 1.7%
			+ 3.3% *
CODB	588.9	592.2	- 0.5%
CODB %	32.7%	33.5%	- 80bp

* *Like for Like Sales*

Cost of Doing Business

4E Statement of Financial Performance

Other Revenue (+$34.4m or +52.3%) - due to sale of Queen St store & additional income from Credit Card

Employee Expenses (+$6.9m or +2.4%) – broadly in line with Sales

Lease & Occupancy (-$0.3m or -0.2%) – flat, reflecting Disruption Allowance and Cost Efficiency work

Depreciation & Amortisation (-$8.1m or -19.0%) – reflects Useful Life of Assets project ($8.6m) and benefit of reduced Capex

Advertising/Merchandising/Visual (+$5.3m or +9.4%) – reduction of spend by $3.8m in 2H05 as advertising market softened

Administration (-$8.2m or -21.6%) – reflects Cost Efficiency work

Other Expenses (+$0.5m or +1.8%) - flat, reflecting Cost Efficiency work

Credit – EBIT (post securitised interest)



$m
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
22.1
27.7
32.2
F2003
F2004
F2005
Contribution (post sec int)

Credit - Year-end Standard/Interest Free Receivables



$m
400
350
300
250
200
150
100
50
0
147
134
125
246
261
269
F2003
F2004
F2005
Standard
Interest Free

Capital Expenditure



$m
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
61.9
50.9
38.9
F2003
F2004
F2005

Stock Management

- Continued track record of **tight stock management**
- **Aged inventory** levels for the group again **maintained at below 5% of total inventory**
- **FY05 total level of inventory 5.5% lower** than at end of FY04

Cash on Hand

- **Cash on Hand** at year end **$147.2m** vs $97.8m in FY04
- Additional cash generated due to:
  - strength of business
  - sustainable cashflows
  - sale of Queen St property – generated $27m cash in July 2005

Cash Flow

	FY2005 $m	FY2004 $m
EBITDA	143.6	138.2
Interest Income / (Expense)	2.9	(0.6)
Tax	(37.1)	(9.0)
Net reduction in Working Capital	2.6	55.8
Other Operating Cash Flows	1.9	(3.8)
Operating Cash Flow	**113.9**	**180.6**
Cash Significant Items	(0.6)	(13.6)
Operating Cash Flow	**113.3**	**167.0**
Capital Expenditure	(38.9)	(50.9)
Disposal of Assets	26.9	0.1
Other	0.2	0.2
Net Investing Cash Flow	**(11.8)**	**(50.6)**
Free Cash Flow	**101.5**	**116.4**
Dividends	(55.8)	(38.2)
Equity Proceeds	5.4	0.8
Net Cash Flow	**51.1**	**78.9**

Funds Employed

	FY2005 $m	FY2004 $m
Inventory	289.2	306.2
Trade Payables	(243.0)	(254.6)
	46.2	**51.6**
Receivables - current	57.8	55.9
Other Creditors - current	(8.9)	(9.8)
Working Capital	**95.1**	**97.7**
Receivables – non current	4.5	5.1
Other Creditors – non current	(27.6)	(28.0)
Fixed Assets	241.5	266.0
Total Funds Employed	**313.4**	**340.8**
Tax Balances	17.5	14.3
Restructuring	(0.1)	(0.7)
Dividend	(2.2)	(2.6)
Net Assets Employed	**328.6**	**351.8**
Net Debt	147.2	96.1
Equity	**475.8**	**447.9**

Financial Health Indicators

	FY2005	FY2004
Year end net debt: net debt + equity	(44.8%)	(27.3%)
EBITDAR Fixed Charge cover	2.75	2.64
EBIT Fixed Charge cover	2.32	2.12
EBITDA Interest cover	66.30	38.15
EBIT Interest cover	50.25	26.31
ROFE (year-end)	35.3%	28.5%
ROFE (average)	30.1%	26.1%
ROE (year-end)	16.8%	15.0%
ROE (average)	17.1%	15.5%

Dividend

- **Record Dividend** to be paid – **13 cents** per ordinary share (fully franked) **for FY05**
- **18.2% increase** on dividend paid in FY04 (11 cps)
- **2H05 Dividend of 7 cents** per ordinary share (fully franked)

KPIs post Strategic Review

- Company has **achieved each of its stated targets** since Strategic Review
- Delivered most notably:
  - An **increase in PAT of 82%** - from $42.7m* in FY03 to $77.9m in FY05
  - An **increase of 117% in fully franked Dividends** per ordinary share from 6cps in FY03 to 13cps in FY05

* *$42.7m is PAT before significant items in FY03*

KPIs post Strategic Review

	FY2005	FY2004	FY2003	%Change 03 to 05
Sales ($m)	1799.0	1769.5	1711.2	+ 5.1%
EBIT before Significant Items ($m)	108.8	95.3	65.2	+ 67%
PAT before Significant Items & before RPS Dividends ($m)	77.9	65.3	42.7	+ 82%
Cash at Year End ($m)	147.2	97.8	17.3	+ 751%
Capital Expenditure ($m)	38.9	50.9	61.9	- 24%
CODB %	32.7	33.5	33.7	- 100bp
FY05 Dividend (fully franked) (cps)	13	11	6	+ 117%

LFL % Sales Growth (by Quarter)


%
8
6
4
2
0
-2
-4
-6
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
Q1
Q2
Q3
Q4

Outlook

- FY06 market conditions as expected
- Cycling high 1Q05 sales growth of 7.7% enhanced by Olympics and Interest Free
- Sales for 1Q06 forecast at -3% to -4%, with non big ticket categories flat
- Anticipate 2Q06 will see a modest improvement with flat sales growth for Christmas quarter
- Further strengthening of sales growth in 2H06
- Confident that Company's business model will deliver 5%-10% PAT growth in FY06 (at lower end of target range)
- Confident of delivering 5%-10% PAT growth in FY07 & FY08

AIFRS

- AIFRS changes are **non-cash related**
- Underlying **business not impacted – excellent performance continues**
- Maintain **NPAT guidance of 5%-10% growth** (on an AIFRS adjusted FY05 base) in FY06, FY07 & FY08
- Increased **Dividend Payout Policy of 85%** of PAT (under AIFRS) with effect from FY06
- Capital Management on track
  - cash and **franking credits unchanged**
  - can **utilise AGAAP retained earnings** of $75m to 31/01/06
  - **non-cash** capital reduction in 2006

AIFRS Profit & Dividend

FY05	AGAAP	AIFRS
PAT pre RPS Dividend ($m)	77.9	68.7
RPS Dividend ($m)	4.8	4.8
PAT post RPS Dividend ($m)	73.1	63.9
Dividend per Share (cents)	13	13
Payout (%)	76	87

Summary

- Underlying **business continues to perform well**
- Business model enables us to **improve PAT and Dividends** throughout the cycle
- Strong **Cash position**
- Ongoing **Profit growth** of 5%-10% for FY06, FY07 and FY08